[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP	Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

September 14, 2011	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

VIA EDGAR

Christian Windsor

Senior Attorney

Mail Stop 4720

US Securities and Exchange Commission

Washington, DC 20549

Re:	United Community Bancorp

  Registration Statement on Form S-1

  Filed June 3, 2011

  File No 333-172827

Dear Mr. Windsor:

On behalf of United Community Bancorp (the “Company”), enclosed for filing please find the Company’s response to the staff’s comment letter dated June 24, 2011. The Company will include updated financial information for the fiscal year ended June 30, 2011 in its Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) which will be filed at a later date. Nevertheless, the responses below include revisions to certain March 31, 2011 related disclosures. The revisions to the March 31, 2011 disclosures are reflected in pages attached under Exhibit A to this letter which are marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed on June 3, 2011 (the “Registration Statement”).

To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

June 24, 2011 Comment Letter

Amendment No. 2 to Form S-1

General

Comment No. 1

The Division of Trading and Markets is evaluating your analysis regarding the 10b-9 issues raised by the delivery versus payment basis used for settlement in the syndicated community offering. The Division continues to await your analysis regarding the 15c2-4 issues raised by the use of an affiliate of the escrow bank as escrow agent for the segregated account.

ATLANTA    AUGUSTA    CHARLOTTE    DENVER    DUBAI     NEW YORK    OAKLAND    PALO ALTO    RALEIGH    SAN DIEGO    SAN FRANCISCO

SEATTLE    STOCKHOLM    TAIPEI    TOKYO    WALNUT  CREEK    WASHINGTON, DC    WINSTON-SALEM

Mr. Christian Windsor

September 14, 2011

Response to Comment No. 1

We have been advised by counsel for Sandler O’Neill & Partners, L.P. that they have had a number of discussions with the staff of the Division of Trading and Markets and have submitted additional materials with regard to the compliance of the structure of the syndicating community offering with the provisions of Rule 10b-9. They are also addressing the issue of the compliance with the provisions of Rule 15c2-4 of the use of United Community Bank, an affiliate of the issuer, as the depository for the funds submitted to the issuer as payment for subscriptions in the offering. Such submissions are currently under review of the Division of Trading and Markets.

Comment No. 2

We note the revised disclosure on pages 66-67 regarding the use of the Note A/B strategy in the third quarter ended March 31, 2011. Please revise to provide enhanced disclosures addressing the change in management policy as it relates to the use of a “current cash-flow” assumption as compared to an “as stabilized” assumption used previously in the determination of fair value of the loans impacted by this change. Please address how this change in methodology would have impacted the previously recorded allowance for loan losses (i.e., ALLL) beginning with the period ended June 30, 2010 and how you concluded that revision of your financial statements was not necessary. Your discussion should also encompass the policy change for restructuring and charge-offs to an “as is” fair value determination.

Response to Comment No. 2

Exhibit A includes pages 66-67 which reflect revisions to the Provision for Loan Losses disclosure in Management’s Discussion and Analysis (“MD&A”) section of the prospectus. As noted above, when the Company files Pre-Effective Amendment No. 3 to its Registration Statement on Form S-1, this disclosure will be updated further to reflect June 30, 2011 financial results. The attached revised MD&A indicates that each of the loans had been tested for impairment prior to the issuance of our June 30, 2010 audited consolidated financial statements. Additionally, the Company has disclosed that the significant decline in the borrowers’ cash-flows did not become evident to management until subsequent to the issuance of the Company’s December 31, 2010 consolidated financial statements. The Company has also clarified that the precipitous decline in the borrowers’ cash-flows disclosed to management in the quarter ended March 31, 2011 was the principal contributing factor resulting in the significant loss provision established in that period. Additionally, the June 30, 2011 updated MD&A will disclose a further reduction in greater than 60-day delinquencies to approximately $200,000, from $22.6 million at December 31, 2010, and will reflect that all restructured commercial and multi-family loans are current at June 30, 2011, based on restructured terms.

Comment No. 3

We note your response to prior comments one and two in our letter dated May 16, 2011. In regard to Loan Relationship A, please address the following:

•

Tell us the specific steps taken and provide us with the information reviewed at the times of the October 2010 ($3 million loan) and November 2010 ($1.7 million loan) apartment complex loan restructuring, which enabled you to determine that the respective 225bp, 125bp and 175bp loan interest rate reductions would reduce the borrowers monthly payments to a serviceable level;

Mr. Christian Windsor

September 14, 2011

•

Regarding the $1.7 million loan (above) that was restructured again in March 2011, which resulted in the splitting of the loan into Notes A ($994K) and B ($651K), address the specific steps taken and provide us with the information reviewed by management as part of this subsequent restructuring;

•	Explain your basis for not obtaining an updated independent appraisal on any of these loans as part of your restructuring process (i.e. in October 2010, November 2010 and March of 2011);

•

Tell us the amount, and address how you determined the amount, of any specific allocation within your overall ALLL which had been recorded for each of these individual loans for each reporting period starting at June 30, 2010 through March 31, 2011; and

•	Tell us and disclose where these loans have been reflected with the nonperforming assets table (page 74) and the credit risk profile table (page 79).

Preface to the Company’s Responses to Comment Nos. 3-7

In response to Comment Nos. 3-7, the Company believes it is important to state that the Company’s management fully understands the significance of the loan loss allowance calculation on the Company’s financial statements and continues to expend a significant amount of time ensuring compliance therewith. Management has the ultimate responsibility for the calculation and timing of the loan loss allowance and has developed an extensive and systematic methodology to evaluate and analyze the appropriateness of its allowance for loan losses, including an impairment analysis. Such methodology is described in detail on page 80 of the prospectus. Furthermore, the Company has utilized the services of a third-party independent consulting firm experienced in the analysis and evaluation of loan portfolios to assist the Company’s staff and to serve as a secondary reviewer to ensure that management’s analysis is in compliance with and supportable under the current accounting guidelines. In addition, the Company’s registered independent accounting firm has had access to and has, in connection with its required quarterly reviews and its audit of the annual financial statements, carefully reviewed and analyzed the Company’s evaluation of its loan portfolio, and in particular, the appropriateness of the allowance for loan losses, the methodology used and the timing of the recognition of any provisions and/or changes. In each case, the determinations of management were considered appropriate by the independent consulting firm and the Company’s independent registered public accounting firm. As of June 30, 2010, the Bank’s then primary federal banking regulator, the Office of Thrift Supervision (the “OTS”), also completed an extensive Safety and Soundness Examination of the Company and the Bank. In connection with the examination, management carefully and thoroughly re-reviewed its actions taken, including the basis for its actions, with respect to the establishment of the provision for loan losses for the fiscal year ended June 30, 2010 and for each of the quarters in the fiscal year ended June 30, 2011. Management is not aware of any issues relating to its provision for loan losses, the adequacy of the Company’s allowance for loan

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September 14, 2011

losses, including the appropriateness of the loan impairment analysis, and believes that the timing of the recognition of the provision for loan losses and the amounts thereof were correct and supported by the facts and circumstances known to management at time of each such analysis.

When loans are being evaluated for impairment under ASC 310-10, a key determination for management to make is to identify the primary source of repayment. If it is determined that the borrowers will use the cash-flow from the underlying collateral to repay the loan, then the loan is considered to be “cash-flow dependent”. In cases where loans are considered to be cash-flow dependent, management will calculate the fair value of these loans using a discounted cash-flow model. When the cash-flow analyses were performed, loans within a loan relationship were analyzed on an individual and aggregate basis. However the determination of impairment of a loan was based on an individual loan analysis. If it is determined that the borrowers intend to hold the property for a shorter term and ultimately repay the loan through proceeds from the sale of the underlying collateral, then the loan is determined to be collateral dependent. Management will determine the fair value of the collateral of a collateral dependent loan through obtaining an appraisal of the property. These appraisals are primarily performed by an independent third party and are reviewed for the Company by an internal licensed appraiser, and, in some cases, by a second independent third party, depending on the nature of the loan. From time to time, the property being appraised may be a special purpose property or in a market in which the internal licensed appraiser is not familiar. In those instances the Company will engage another independent appraiser to review the appraisal report on behalf of the Company.

The fair value of collateral may be determined on an “as is” or an “as stabilized” basis. The “as is” approach is the one most commonly used by the Company, and is where the property is appraised using current information about rental revenue, occupancy rates, and expenses in order to determine the fair value. The “as stabilized” approach is only used when rental revenue, occupancy rates, or expenses are expected to change in the near future. For example, the “as stabilized” approach would be employed if a property were being renovated at the time of loan origination. Prior to the quarter ended March 31, 2011 the fair value of one loan included in Loan Relationship A (Loan A-1) was determined on an “as stabilized” basis. As is further discussed in the response to Comment 3, this property was undergoing renovations that were completed within the near future. Management expected occupancy rates and rent rolls to increase upon completion of the renovations. The fair value of all other loans prior to March 31, 2011 were determined on an “as is” basis.

During the quarter ended March 31, 2011, management became aware of a specific group of nonresidential and multifamily real estate loan relationships that continued to struggle despite having been restructured recently. Management began to review these borrowers and loans during the quarter ended March 31, 2011 to determine if these borrowers could continue to afford their monthly principal and interest payments beyond the expiration of their lower restructured payment period.

As a result of this review, management undertook the split note strategy primarily to achieve debt coverage ratios for the restructured loans that supported the borrowers’ cash-flow status during the quarter ended March 31, 2011 without forgiving any of the borrowers’ original indebtedness. The substantial majority of the restructured loans subject to this strategy are multifamily and nonresidential real estate loans whose values are cash-flow dependent, specifically from rental income. Each of the loans restructured in the third quarter of fiscal 2011 had experienced recent cash-flow shortfalls that called into

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September 14, 2011

question the long-term collectability of the loans. Specific cash-flow issues identified in the quarter ended March 31, 2011 with a few of our large loan relationships included borrowers missing real estate tax payments, homeowners’ association dues not being paid, the required monthly loan payment not being paid or being paid late, decreases in rental revenue from rental properties, and further declines in the value of the underlying collateral. Even though management was not required to obtain independent appraisals for these loans (since they were cash-flow dependent) that underwent a restructuring in March, 2011. Management obtained independent appraisal reports anyway. Due to the significance of the loans being restructured and their related charge-offs, management decided it was necessary to seek a second opinion as to the fair value of the related collateral properties in the form of these appraisal reports. From review of these reports and the already prepared internal cash-flow analyses, management determined that their fair value determinations were appropriate.

Response to Comment No. 3

Overview of Loan Relationship A. Loan Relationship A at its time of origination was comprised of three loans totaling $6.8 million (a $3.1 million loan, a $1.8 million loan, and a $1.9 million loan). The Company has had relationships with the borrowers dating back to 2004. The $3.1 million loan (Loan 1 below) that was restructured in October, 2010 was originated by the Company in January, 2007. The purpose of this loan was to purchase a 78-unit apartment complex located adjacent to Miami University, an upscale university located in Oxford, Ohio. At the time of this letter, this property is listed for sale for $3.5 million. The $1.8 million loan (Loan 2 below) that was restructured in November, 2010 and March, 2011 was originated by the Company in June, 2004. The purpose of this loan was to purchase a 72-unit apartment complex in Sidney, Ohio. In March 2011, Loan 2 was again restructured through a troubled debt restructuring as a result of the borrower experiencing cash-flow problems during the quarter ended March 31, 2011. Each loan in this relationship has been determined to be cash-flow dependent. The cash-flow problems experienced were the combined effect of decreased rental income and the failure to pay real estate property taxes. Based upon a cash-flow analysis of the properties performed by management, $651,000 of Loan 2 was charged-off during the restructuring into the split loan structure. After the split, Note A of Loan 2 had a balance of $1,081,000 and Note B of Loan 2 had a balance of $651,000. The $1.9 million loan (Loan 3 below) that was restructured in November, 2010 was originated by the Company in January, 2006. The purpose of this loan was the purchase of two mobile-home parks in the Cincinnati, Ohio MSA.

At the time each of these loans were originated, the loans met all of the Company’s underwriting guidelines, including an 80% or less loan-to-value ratio for each of the loans based upon independent appraisals obtained at the time of loan origination. Based upon the financial information available at the time of loan origination, the borrowers’ were known to management to be successful commercial real estate brokers and investors with $10.3 million in collective assets under management and $5.8 million in aggregate net worth. In addition, they all have successful careers as owners/operators of a masonry company, and a farming operation. The borrowers had an adjusted gross income ranging on an individual basis from $361,000 to $586,000 per year. Prior to the events that culminated in troubled debt restructurings during 2010 and 2011, the three loans were delinquent a combined two times during the six year relationship, and each time the delinquency was less than 30 days and those payments were brought

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September 14, 2011

current. Also prior to June 30, 2010, the borrowers were current on all insurance and property tax payments with respect to the collateral properties. Each loan in the relationship is discussed in detail below.

Loan Relationship A – Loan 1

Origination

This loan was originated in January, 2007. This loan was determined to be cash-flow dependent at the time of origination. The purpose of the loan was to finance the purchase of a 78-unit apartment complex adjacent to an upscale university. The purchase price for the property was $3,850,000 which was financed by a loan for $3,080,000 at a 5/1 ARM rate of 7.00% with a 30-year amortization. To add further security on the loan, the Company required that each of the principals of the borrower personally sign on the note as co-borrowers.

Borrower History – The principals of the borrower have been customers of the Company since 2004. At the time of origination of this loan in 2007 their credit scores averaged 733, and the individual loan debt-service coverage ratios for the loan and borrower was 1.29x based upon the borrower’s financial statements.

Monitoring – In accordance with Company policy, management reviewed financial statements and tax returns of the borrower and each of the co-borrowers on an annual basis. Based on the financial statements reviewed, there was no indication of cash-flow issues. The Company also performed or obtained annual property inspections and had no indications of a loss in value based on these inspections.

Classification – From its origination until the events that culminated in the 2010 restructuring, the loan was classified as Pass. The borrowers and property had always reported strong financial information and never missed a payment.

Fair Value Determination – In accordance with Company policy, at the time of loan origination the Company obtained an independent “as is” appraisal that determined the appraised value of the loan to be $3,850,000 (see Confidential Exhibit #2, bate stamped as Nos. 000223 through 000284)*. The independent “as is” appraisal was reviewed by the Company’s internal licensed appraiser who has 26 years of experience in evaluating and appraising single- family, multifamily and retail strip centers. The initial loan-to-value of this property was 80%.

Events culminating in the 2010 restructuring	Triggering Event - The borrower approached the Company in July, 2010 requesting to modify the loan’s interest rate in recognition of the overall decline in market interest rates since origination, and to address temporary cash-flow problems caused by significant unexpected expenditures necessary to update the apartments so that they could increase occupancy in the coming school year. At July 31, 2010, the loan reached 90 days delinquent. In accordance with Company policy, at this time, management commenced a more thorough financial review of the relationship and the borrowers. Management began to compile information for this review ahead of

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

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September 14, 2011

the 90 day delinquency, but it did take some time to notify the borrowers and for the borrowers to deliver the requested information. Management considered foreclosure but determined that given the depressed real estate market at the time, the Company would ultimately earn a greater return on its investment if it worked with the borrowers in the near-term, giving them time to improve the cash-flows upon completion of the renovations of the property.

2010 Restructuring

The Company determined to restructure this loan in October, 2010 in order to reduce the borrowers’ required monthly payment in light of current cash-flow difficulties. The terms of the restructuring are as follows: the Company reduced the interest rate on the note from 7.0% to 4.75% for a period of one year and continued with the original amortization of the loan (320 months remaining). After the one year period has ended, the interest rate will adjust to Prime plus 1% with a floor of 4.75% and a maximum 2% annual CAP and a lifetime CAP Rate of 10.75%. The balance of the loan at the time of the restructuring was $2,983,000. Based upon the cash-flow analysis performed, it was determined that the 225bp decrease in the interest rate would reduce the minimum principal and interest payment to a serviceable level for the borrowers, after giving consideration to the agreed upon level of cash infusions by the borrowers (see Confidential Exhibit #2 bate stamped as Nos. 000013 through 000017)*.

Fair Value Determination and Impact on the ALLL (Cash-flow dependent loan) – Consistent with ASC 310-10-35, the Company determined that this loan was cash-flow dependent at August, 2010. This determination was made because up to this point, the borrowers had given no indication of having the intent or a willingness to sell the property, and had a three year history (since origination) of remaining current on the loan. Also, they had continued to actively manage and maintain the property including updating units in order to increase occupancy. As a result, the Company was not required by their policy or ASC 310-10-35 to obtain an independent appraisal on any of these loans at this point. In August, 2010, the property was evaluated by our internal licensed appraiser who performed a property inspection, researched sales of comparable properties, and analyzed the cash-flow of the property, which further confirmed the loan was cash-flow dependent. This cash-flow analysis took into account that the renovations had been completed and would increase the occupancy by approximately 5%. From this analysis, it was determined that there was a 20% reduction in the market value, reducing the value of the underlying collateral to $3,050,000 (see Confidential Exhibit #2, bate stamped as Nos. 000013 through 000017)*.

At June 30, 2010, management determined that no specific allocation was required. This determination was based on the payment history of the borrowers. The fact that they were current on two of their three loans, and the cash-flow analysis that supported the loan principal balance. Furthermore, the examination by the Company’s then primary regulator, the OTS as of June 30, 2010, included a review of this loan. The Company is not aware of any material exception to its classification of and reserves allocated to this loan.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

At September 30, 2010, in spite of the recent delinquencies, management determined that no ASC 310-10 specific allocation was needed based upon the previously mentioned internal property valuation, including a review of the borrowers’ financial statements, rent rolls, and the condition of the property. At that time, management determined that cash-flow from the property had been used to significantly improve the property thereby increasing its value and the likelihood that borrowers would be able to increase the property’s tenancy and cash-flow. Because the renovations on the property were now complete, the borrower could increase occupancy and cash-flow, allowing the borrower to make the restructured payments.

In October 2010, management recorded an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $67,000. This amount is being accreted over the life of the lower rate period.

At December 31, 2010, management recorded an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $61,000. This amount is being accreted over the life of the lower rate period.

At March 31, 2011, management recorded an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $45,000. This amount is being accreted over the life of the lower rate period.

Independent Appraisal – The Company was not required by its policy or ASC 310-10-35 to obtain an independent appraisal on this loan in October, 2010 or any loan in Loan Relationship A in any time period, because the loan was determined to be cash-flow dependent. Also, the borrowers had given no indication of having the intent or willingness to sell the property, and had continued to actively manage and maintain the property, including renovating units in order to increase occupancy.

Classification – As a result of the loan’s recent delinquency, restructuring, and LTV, this loan was classified as Special Mention at June 30, 2010 and downgraded to Substandard at July, 31, 2010. These loan classifications were reviewed during the examination process by the OTS at June 30, 2010. The Company was not made aware of any issues with our analysis as a result of this examination.

Monitoring – In accordance with Company policy, due to the delinquency and restructuring, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of all payments during the month (principal and interest).

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September 14, 2011

•      A narrative of this activity and the loan classification is then presented to the Board of Directors on a monthly basis. From the date of the modification of the loan through the date of this letter, the borrowers have remained current, and management believes that the property’s cash-flow will continue at a level where the borrowers can continue to make their payments into the foreseeable future.

External Review – This loan was reviewed by the OTS in connection with its Safety and Soundness Examination that was conducted as of June 30, 2010. The loan was also reviewed by our external loan review consultants as part of their review conducted as of December 31, 2010. In their review, the consultants reviewed the current loan file, most recent cash-flow information and reviewed the classification of the loan. Our consultants took no exception to the classification of the loan at December 31, 2010.

Loan Relationship A – Loan 2

Origination

This loan was originated in June, 2004. This loan was determined to be cash-flow dependent at the time of origination. The purpose of the loan was to refinance a 72-unit apartment complex in Sidney, Ohio. The amount of the refinance was $1,820,000 at a 7/1 ARM Rate of 6% with a 2% annual cap and a Max CAP Rate of 12% with a 6% floor with a 30 year amortization at Prime plus 2. To add further security on the loan, the Company required that each of the principals of the borrower sign personally on the note as co-borrowers.

Borrower History – The principals of the borrowers have been customers of the Company since 2004. At the time of origination of this loan, their credit scores averaged 695, and the individual loan debt-service coverage ratios for the loan and borrower was 1.32x based upon the borrower’s and co-borrowers financial statements.

Monitoring – In accordance with Company policy, management reviewed financial statements and tax returns of the borrower and each of the co-borrowers on an annual basis. Based on the financial statements reviewed, there was no indication of cash-flow issues. The Company also performed or obtained annual property inspections and had no indications of a loss in value based on these inspections. The payment history of the loan did not indicate any cash-flow problems as the borrowers remained current from origination until June, 2010.

Classification – From its origination until the events that culminated in the 2010 restructuring, the loan was classified as Pass. The borrowers and property had always reported strong financial information and never missed a payment.

Mr. Christian Windsor

September 14, 2011

Fair Value Determination – Around the time of loan origination (April, 2004), management obtained an “as is” independent appraisal that reported an appraised value of $2,380,000 (see Confidential Exhibit #2 bate stamped as Nos. 000018 through 000088).* The independent appraisal was reviewed and verified by the Company’s internal licensed appraiser. The initial loan-to-value of this property was 77%.

Events culminating in the 2010 restructuring	Triggering Event - The borrowers approached the Company in July, 2010 requesting a modification to the interest rate in recognition of the overall decline in market interest rates since origination, and to address cash-flow concerns with this loan and Loans A-1 and A-3. This loan was still current; however cash-flow from the property had decreased in recent months and the borrowers had been required to make personal cash infusions to keep the loan current. The analysis of current financial statements of the borrowers and the collateral properties included in this relationship, revealed that the level of personal cash infusions had been increasing and that an interest rate reduction was necessary. The Company determined that the most favorable financial outcome that it could achieve was not to foreclose on the loan but, instead, to restructure the loan terms to improve cash flow on all of the loans in this relationship.

2010 Restructuring

This restructuring was completed in November, 2010. The restructured terms included a reduction of the interest rate on the note from 6.0% to 4.75% for a period of one year. The original amortization of the loan (284 months remaining) was unchanged. The cash-flow analysis performed is attached as Confidential Exhibit #2, bate stamped as Nos. 000013 through 000017. The balance of the loan at the time of the restructuring was $1,659,000. After the one year period has ended, the interest rate will adjust to Prime + 1%, a floor of 4.75% and a CAP RATE of 10.75%. Based upon the cash-flow analysis performed, it was determined that the 125bp decrease in the interest rate along with the agreed upon cash infusions by the borrowers would reduce the minimum principal and interest payment to a serviceable level for the borrowers.

Fair Value Determination and Impact on the ALLL (Cash-flow dependent loan) – Consistent with ASC 310-10-35 and Company policy, the Company has determined that this loan is cash-flow dependent, and therefore an analysis of the cash-flow of the collateral property was used in calculating the fair value of the loan. The Company made this determination due to the fact the borrowers had given no indication of having the intent or a willingness to sell the property, and had been able to remain current on the loan using the cash-flow from the property since its origination. Also, the borrowers have continued to actively manage and maintain the property. Management performed a detailed cash-flow analysis bate stamped as (see Confidential Exhibit #2, bate stamped Nos. 000013 through 000017) on this loan and all loans the borrowers had with the Company. The cash-flow analysis indicated that the loan with the cash-flow from the property was at a serviceable level with personal cash infusions from the co-borrowers together with an interest rate reduction. Management verified the ability of the co-borrowers to make the cash infusions by

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

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September 14, 2011

reviewing the most recent available personal tax returns. The co-borrowers agreed to the personal cash infusions at the time of the modification. Management recorded an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $19,000. This amount is being accreted over the life of the lower rate period.

At June 30, 2010, September 30, 2010, and December 31, 2010 management determined that no specific allocation was required because the loan was current.

Independent Appraisal – The Company was not required by its policy or ASC 310-10-35 to obtain an independent appraisal on this loan in November 2010, because the loan was determined to be cash-flow dependent. Also, the borrowers had given no indication of having the intent or the willingness to sell the property, and had continued to actively manage and maintain the property, including renovating units in order to increase occupancy.

Classification – As a result of the recent rate modification and overall concerns about other loans in this relationship, this loan was classified as Watch prior to the initial rate modification and migrated to Substandard as of December 31, 2010 as a result of the factors that led to the restructuring.

Monitoring – In accordance with Company policy and due to the rate modification and overall concerns about other loans in this relationship, management has been monitoring this loan closely by completing a monthly review of all payments (principal, interest, and tax escrow). A narrative of this activity and the loan’s classification is then presented to the Board of Directors on a monthly basis.

External Review – The loan was also reviewed by our external loan review consultants as part of their review conducted as of December 31, 2010. In their review, the consultants reviewed the current loan file, most recent cash-flow information, and reviewed the classification of the loan. The consultants took no exception to the classification of the loan at December 31, 2010.

Events culminating in the 2011 restructuring	Triggering Events - On March 3, 2011, the Company was approached by the borrowers to discuss the restructuring of the $1.7 million loan even though this loan was current. The borrowers informed the Company that they could no longer maintain the previously agreed upon level of personal cash infusions into the foreseeable future. The borrowers indicated that they were experiencing significant declines in cash-flow from the amounts previously reported to management in July, 2010. This further decline in cash-flow is a result of the decreased rents in Sidney, Ohio caused by the economic conditions in the area. Because of the depressed real estate market, the reduced occupancy and the inability of the borrowers to continue their level of monthly personal cash infusions, the Company determined that the most favorable financial outcome that it could achieve was not to foreclose on the loan but to restructure the loan’s terms to so that the borrowers could support the new loan’s terms until its cash-flows improved such that the loan’s original terms could be supported.

Mr. Christian Windsor

September 14, 2011

At the time of the restructuring in May 2011, the Board was presented with a Loan Approval Report, a cash-flow analysis supporting the proposed balances for Note A and Note B, salient financial information on the borrowers, real estate property taxes and insurance payment information (to determine escrow contributions), and a recent independent “as stabilized” appraisal report in the amount of $1,100,000 (see Confidential Exhibit #2, bate stamped as Nos. 000330 through 000363).*

Fair Value Determination and Impact on ALLL (Cash-flow dependent loan) - Consistent with ASC 310-10-35, the Company has determined that this loan is cash-flow dependent. In March, 2011 management reviewed updated cash-flow information on this property, which indicated a significant reduction in rental revenue and a significant increase in operating expenses from August, 2010 totals. This cash-flow analysis is included as Confidential Exhibit #2, bate stamped as Nos. 000013 through 000017).* Upon completing this review, management determined that the loan was now impaired and accordingly charged off $651,000 as part of a troubled debt restructuring which was approved by the Board in March 2011.

Independent Appraisal – The Company subsequently obtained (but was not required to) an independent appraisal in May, 2011 that affirmed the Company’s fair value determination that was utilized in underwriting the split note. The independent appraisal is attached in Confidential Exhibit #2, bate stamped as Nos. 000330 through 000363.

2011 Restructuring	Calculation of Balances for the Split-Note Strategy in March, 2011 - For Loan A-2, Note A was calculated by using current cash-flow statements and determined what level of monthly payment the borrower could afford at a debt service coverage ratio of approximately 1.5x at an interest rate of 2%. Upon completing this calculation, Note A was established with a balance of $1,082,000 and Note B with a balance of $651,000. This interest rate and payment amount is fixed for two years with a balloon payment due at the end of the period. Management believes that the two-year period and the higher debt service coverage ratio would allow the borrower enough time and resources so that they could refinance into a market rate loan prior to the balloon payment coming due.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

Monitoring – Due to the recent restructuring and charge-off, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of the monthly income statement for the property.

•      Review of all payments during the month (principal, interest, tax/insurance escrow).

•      A narrative of this activity and the loan’s classification is then presented to the Board of Directors on a monthly basis.

All payments have been made since the March, 2011 restructuring.

Loan Relationship A – Loan 3

Origination

This loan was originated in January, 2006. This loan was determined to be cash-flow dependent at the time of origination. The purpose of the loan was to finance the purchase of two mobile home parks in the Cincinnati MSA. The borrower purchased the property for $2,420,000. The amount of the refinance was $1,936,000, at a 5/1 ARM Rate of 6.5% with a 2% annual cap and a Max CAP Rate of 12.5% with a 6.5% floor with a 25 year amortization. The loan would adjust to Prime +1% after the initial five year term and every year after that. To add further security on the loan, the Company required that the principal of the borrower sign personally on the note.

Borrower History – The principal of the borrowers has been a customer of the Company since 2004. His credit score was 698, and the individual loan debt-service coverage ratios for the loan and borrowers was 1.25x based upon the borrowers’ financial statements.

Monitoring – In accordance with Company policy, management reviewed financial information and tax returns of the borrowers and the co-borrowers annually. Property inspections are performed on an annual basis. These reviews gave the Company no indication there was a decline in the property value or in the cash-flows. The payment history of the loan indicated no cash-flow problems as they remained current.

Classification – From its origination until the events that culminated in the 2010 restructuring, the loan was classified as Pass. The borrowers and property had always reported strong financial information and never missed a payment.

Fair Value Determination – At the time of loan origination the Company obtained an independent “as is” appraisal that determined the appraised value of the loan to be $2,420,000 (see Confidential Exhibit #2, bate stamped as Nos. 000089 through 000222).* The initial loan-to-value of this property was 80%.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

Events culminating in the 2010 restructuring	Triggering Event - The borrowers approached the Company in July, 2010 requesting to modify the interest rate in recognition of the overall decline in market interest rates since origination, and to address cash-flow concerns with this loan and loans A-1 and A-2, primarily due to decreased rental revenue from the properties and increased expenses with renovating units for loans A-1 and A-2. This loan was still current; however the level of personal cash infusions, and delinquencies that have been noted with the other loans under this relationship led management to believe that an interest rate reduction at this time was necessary. Because of the depressed real estate market and current lower occupancy, the Company determined that the most favorable financial outcome that it could achieve was not to foreclose on the loan but to restructure the loan’s terms so that the borrower could support the new loan’s terms along with supporting the cash-flow shortfall caused by decreased rental revenue and increase in expenses for other loans under this relationship (Loans A-1 and A-2).

2010 Restructuring

This restructuring was completed in November, 2010, and included a reduction in the interest rate on the note from 6.5% to 4.75% for a period of one year. The original amortization of the loan (241 months remaining) remained unchanged. The balance of the loan at the time of the restructuring was $1,760,000. After the one year period has ended, the interest rate will adjust to Prime plus 1% with a floor of 4.75% and a maximum 2% annual CAP and a lifetime CAP Rate of 10.75%. Based upon the cash-flow analysis performed (see Confidential Exhibit #2, bate stamped as Nos. 000013 through 000017),* it was determined that the 175bp decrease in the interest rate and agreed upon cash infusions from the borrower would reduce the minimum principal and interest payment to a serviceable level. There was previously no personal cash infusion for this loan. After the interest rate reduction, the debt service coverage ratio was 1.05x.

Fair Value Determination and Impact on the ALLL (Cash-flow dependent loan) – Consistent with ASC 310-10-35, the Company has determined that this loan is cash-flow dependent. Up to this point, the borrowers had given no indication of having the intent or the willingness to, or an interest in, selling the property, and had been able to remain current on the loan since its origination with the cash-flow from the property. Also, the borrowers continued to actively manage and maintain the property. As a result, the Company was not required by their policy or ASC 310-10-35 to obtain an independent appraisal. Management verified the ability of the co-borrowers to make the cash infusions by reviewing the most recent available personal tax returns. The co-borrowers agreed to the personal cash infusions at the time of the modification. Management did record an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $31,000. This amount is being accreted over the one-year life of the lower rate period.

At June 30, 2010 and September 30, 2010 management determined no ASC 310-10 specific allocation was required because the loan was current, and there had been no rate modification at this point.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

At December 31, 2010, management recorded an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $31,000. The amount being accreted over the one-year life of the lower rate period. This interest reserve was established as a result of the restructuring that occurred in November, 2010.

At March 31, 2011, management recorded an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $23,000. The amount being accreted over the one-year life of the lower rate period. This interest reserve was established as a result of the restructuring that occurred in November, 2010.

Independent Appraisal – The Company was not required by its policy or ASC 310-10-35 to obtain an independent appraisal on this loan at any point in 2010, because the loan was determined to be cash-flow dependent. Also, the borrowers had given no indication of having the intent or the willingness to sell the property, and had continued to actively manage and maintain the property, including renovating units in order to increase occupancy.

Classification – As a result of the recent rate modification and overall concerns about other loans in this relationship, this loan was classified as Watch prior to the initial rate modification and migrated to Substandard as of December 31, 2010 as a result of the restructuring.

Monitoring – In accordance with Company policy and due to the rate modification and overall concerns about other loans in this relationship, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of all payments during the month (principal, interest, and tax escrow).

•      A narrative of this activity and the loans classification is then presented to the Board of Directors on a monthly basis.

External Review – The loan was also reviewed by our external loan review consultants as part of its review conducted as of December 31, 2010. In their review, the consultants reviewed the current loan file, most recent cash-flow information, and reviewed the classification of the loan and took no exception to the classification of the loan at December 31, 2010.

Mr. Christian Windsor

September 14, 2011

As noted on page 74, all of these loans were performing and on accrual status at June 30, 2010. Two loans, totaling $4.0 million, were included in “Nonaccrual Restructured Loans, Multifamily residential real estate” at March 31, 2011. At such date, the third loan, totaling $1.7 million, had been split, utilizing the Note A/B strategy. Note A was also included in “Nonaccrual Restructured Multifamily residential real estate” and Note B, totaling $651,000, was charged off at March 31, 2011. This statement has been included in the amended disclosure related to this relationship on page 75. See Exhibit A. In the “Credit Risk Profile by Internally Assigned Grade” table on page 80, the $3.0 million loan was classified as “Multifamily residential real estate, Special Mention” at June 30, 2010 and the remaining two loans were classified as “Multifamily residential real estate, Watch” at June 30, 2010 and all three loans were classified as “Multifamily mortgage, non-owner occupied, Substandard” at March 31, 2011. This statement has been similarly included in the amended disclosure on page 80. See Exhibit A. In addition, all loans included in Relationship A were current at June 30, 2011 pursuant to the restructured terms with respect to principal, interest, taxes, insurance, and where applicable, repair and maintenance reserves.

Comment No. 4

In regard to the Loan Relationship B, similar information comparable to the information requested on Loan Relationship A (noted above) should be provided and disclose addressing the following:

•	Revise to include specific detailed information on each of the individual loans;

•	Tell us the specific steps taken and provide us with the information reviewed in conjunction with the June 2010 restructurings;

•	Explain your basis and reasons for the risk rating downgrade during the quarter ended September 30, 2010 as compared to a prior period downgrade;

•	Discuss the activity and support regarding the recording specific allocation within your overall ALLL on these loans during the previous periods through March 31, 2011;

•

Address, in detail, why you were not required to update the ASC 310-10 ALLL analysis at December 31, 2010 given that both loans had experienced a restructuring, a risk rating downgrade, the recording of a specific ALLL and loan delinquencies;

•

Tell us the specific steps taken and information reviewed when you combined the two existing loans into one loan and subsequently split the loans into the Note A ($2.6 million) and Note B ($1.5 million) format in March 2011;

•	Explain your basis for not obtaining updated appraisals prior to February of 2011 on these loans, given the inconsistent payment history, related delinquencies and prior loan restructurings; and

Mr. Christian Windsor

September 14, 2011

•	Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

Response to Comment No. 4

Loan Relationship B

Overview of Loan Relationship B. Loan Relationship B at the time of origination, is comprised of three loans totaling $4.2 million (a $416,000 loan, $1.9 million loan, and $1.9 million loan). These loans are secured by first mortgages on two separate retail strip shopping centers and a single purpose commercial use property. The property value was primarily based on the collateral’s cash-flow and recent sales of comparable properties. Management believed that the lower debt service would improve the borrowers’ cash-flow, and in turn, the performance of the loans. At the time of the June 2010 restructuring, we analyzed the personal net worth, liquid net worth, debt to income ratios and credit scores of the co-borrowers. At December 31, 2010, the loan was subject to a $64,000 specific reserve. In March, 2011, the loans comprising Loan Relationship B again were experiencing cash-flow problems and were refinanced through a troubled debt restructuring, utilizing the split note strategy. The cash-flow problems experienced were the combined effect of the level of the required monthly loan payments, decreases in rental revenue from the properties, and failure to pay real estate property taxes. Based upon a cash-flow analysis of the properties performed by management, after the restructuring, the two loans categorized as Note A’s had a combined balance of $2.6 million and the two loans categorized as Note B’s had a balance of $1.5 million. All of the loans in this loan relationship have been determined to be cash-flow dependent. Each loan in the relationship is discussed in detail below.

Origination

The following three loans are included in this relationship:

•      One loan was originated in May, 2007 for the purpose of refinancing a single purpose commercial use property (automobile service center). The loan was refinanced for $416,000 as a 7/1 ARM Rate of 7.25% with a maximum 2% annual cap and a Max CAP Rate of 13.25% with a 6.5% floor with a 30 year amortization; the loan would adjust to Prime -1% after the initial seven year term and every year after that. To add further security on the loan, the Company required that each of the principals of the borrower personally sign on the note.

•      The second loan was originated in September, 2006 for the purpose of refinancing a retail strip shopping center in Cincinnati, Ohio. The amount of the refinance was $1,896,000 at a 7/1 ARM Rate of 7.25% with a maximum 2% annual cap and a Max CAP Rate of 13.25% with a 5.5% floor with a 30 year amortization, the loan would adjust to Prime +1% after the initial seven year term and every year after that. To add further security on the loan, the Company required that each of the principals of the borrower personally sign on the note.

Mr. Christian Windsor

September 14, 2011

•      The third loan was originated in May, 2007 for the purpose of refinancing a separate retail strip shopping center in Cincinnati, Ohio. The amount of the refinance was $1,908,000 at a 7/1 ARM Rate of 7.25% with a maximum 2% annual cap and a Max CAP Rate of 13.25% with a 6.5% floor with a 30 year amortization; the loan would adjust to Prime -1% after the initial seven year term and every year after that. To add further security on the loan, the Company required that each of the principals of the borrower personally sign on the note.

Borrower History – The principals of the borrower became customers of the Company in 2006. At the time these loans were originated, each of them met the underwriting guidelines of the Company, including being originated with a loan-to-value ratio of 80%. The principals of the borrower have been successful real estate owners and managers in the Cincinnati market for over 25 years. At origination, the principals of the borrower had $21.7 million in collective assets under management and $9.1 million in aggregate net worth. Also at the time of origination of these loans, the borrowers’ credit scores averaged 690, and the individual loan debt-service coverage ratios were between 1.32x and 1.78x based upon the cash-flow information on the collateral properties (see Confidential Exhibit #3, bate stamped as Nos. 000365 through 000369)*.

It was also noted that the borrowers had been 30 days delinquent on only two occasions during the life of the loan (prior to the first restructuring) and each time brought the loan current within a reasonable amount of time.

Monitoring - Management reviewed financial information and tax returns of the borrower and the co-borrowers annually. Property inspections are performed on an annual basis. These reviews gave the Company no indication there was a decline in the property value or in the cash-flows. The payment history of the loan indicated no cash-flow problems as they remained current.

Classification – These loans have been classified as Pass up until the events that culminated in the 2010 restructuring.

Fair Value Determination and Impact on ALLL (Cash-flow dependent loan) – At the time of loan origination the Company obtained independent “as is” appraisals that determined the appraised values of the loans to be $520,000, $2,370,000, and $2,385,000, respectively (See Confidential Exhibit #3, bate stamped as Nos. 000370 through 000490). The initial loan-to-value of these properties was 80% both individually and in the aggregate.

Events culminating in 2010 restructuring	Triggering Event - The borrowers informed the Company in May, 2010 that they had begun infusing their personal cash into these loans, and were aware that current market interest rates were significantly lower than their current interest rates. The borrowers were requesting a reduction in their monthly payments through a reduction in their current interest rates to market interest rates on these loans. Even

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

after the reduction in interest rates, unless the occupancy rates of the units improved, the borrowers would need to continue personal cash infusions. The Company’s review of the borrowers’ financial information verified that they could continue to support the cash infusions. Management considered all options, including foreclosure, but determined that given the depressed real estate market at the time, the Company would ultimately earn a greater return on its investment if it worked with the borrowers in the near-term, giving them the opportunity to increase occupancy and cash-flows in order to reduce their personal cash infusions.

Fair Value Determination and Impact on ALLL (Cash-flow dependent loan) – Consistent with ASC 310-10-35, the Company has determined that these loans are cash-flow dependent, as the borrowers had given no indication of having the intent or the willingness to sell the properties, and except for the two short-term delinquencies noted above, had been able to remain current on the loans since their origination. As a result, the Company was not required by their policy or ASC 310-10 to obtain an independent “as is” appraisal at June 30, 2010, September 30, 2010, or December 31, 2010. However, in June, 2010 management reviewed an updated cash-flow analysis on the properties (see Confidential Exhibit #3, bate stamped as Nos. 000365 through 000369)* and this analysis supported the principal balance of the loans at that time. The borrowers continued to make payments during the six month period ended December 31, 2010, missing only one payment during the quarter ended September 30, 2010. Therefore, it was management’s opinion that no additional updated analysis or specific allocation of the ALLL for this relationship was warranted in the periods ended June, 30, 2010, September 30, 2010 and December 31, 2010 due to the 30-day delinquency.

In June, 2010 a formal presentation was made to the Company’s Board of Directors, which included all three loans under this relationship, totaling $4.1 million. This presentation included detailed cash-flow analyses based upon current rent rolls and expenses, and analyses of the respective borrowers’ financial condition individually and in the aggregate.

Independent Appraisal – As discussed above, the Company was not required by their policy or ASC 310-10-35 to obtain an independent appraisal on this loan at any point in 2010, because the loan was determined to be cash-flow dependent. Also, the borrowers had given no indication of having the intent or the willingness to sell the property, and had continued to actively manage and maintain the property, including updating units in order to increase occupancy.

2010 Restructuring	From the analyses performed internally and review of the borrowers’ financial information, the Company determined that a decrease in the interest rates on each the loans to 4.75% would reduce the borrowers’ monthly payments to a serviceable level, and accordingly recorded an interest reserve for the change in present value of future cash-flows derived from the interest rate modification. The lowered interest rates would be fixed for one year and would maintain the original amortization of

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

the loan (314 to 322 months), with a maximum 2% annual cap and a Max CAP Rate of 10.75% with a 4.75% floor and adjust to Prime +1% after the end of the lower rate period. As discussed above, at the time of the restructurings in June, 2010, the Board reviewed with the presentation for the modification of the note, and a cash-flow analysis (see Confidential Exhibit #3, bate stamped as Nos. 000365 through 000369)* for the properties and borrowers (including personal net worth).

At June 30, 2010 management did not set up an interest reserve on any of the loans because the modified rate was a market rate. However, during the quarter ended September 30, 2010, in light of the missed payment in August, 2010, and the restructuring in June, 2010 management established an interest reserve in the amount of $91,000. The amount is being accreted over the one-year life of the lower rate period with a remaining balance of $84,000 at September 30, 2010.

At December 31, 2010, management recorded an interest reserve through the ALLL based upon the change in the present value of future cash-flows resulting from the rate modification in the amount of $64,000. The amount is being accreted over the life of the lower rate period.

Classification – At June 30, 2010, $4.1 million of the loans included in this relationship were classified as Special Mention as a result of the factors that led to the restructuring. The Special Mention classification at June 30, 2010 was the result of the loans being current at the time of the restructuring, the modified interest rates to 4.75%, as well as the Company’s analysis determining that the debt was at a serviceable level after this modification (with the agreed upon cash infusions). During the quarter ended September 30, 2010, it was noted that the borrower only made two of the required three payments due during the quarter. As a result of the missed payments and the restructuring, the Company downgraded all of the loans in the relationship to Substandard at August 31, 2010. Two of the three loans in this relationship (totaling $3.7 million) were subject to review by the OTS as part of their Safety and Soundness Examination that was conducted as of June 30, 2010. The Company is not aware of any material exception taken with respect to these loans.

Monitoring – Due to the rate modification and overall concerns about other loans in this relationship, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of all payments during the month (principal, interest, and tax escrow).

•      A narrative of this activity and the loans classification is then presented to the Board of Directors on a monthly basis.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

External Review – This loan was reviewed by the OTS in connection with their Safety and Soundness Examination that was conducted as of June 30, 2010. This loan was also reviewed by external loan review consultants as part of their review conducted as of December 31, 2010. The Company is not aware of any material exception taken by either party in their reviews that were completed during 2010.

Events culminating in the 2011 restructuring

Triggering Event – On February 14, 2011, the borrower notified the Company that they were unable to pay the real estate taxes due in February, 2011 on one of the properties included in their relationship. Furthermore, the borrowers’ delinquency increased to 31 and 80 days on two loans as the borrowers were no longer able to use their personal cash to fund the shortfall in rental revenue. Based upon these disclosures, management then updated their detailed analysis of the total lending relationship with the borrowers, which reflected a 25% reduction in rent rolls since the June, 2010 restructuring of two of the loans in this relationship. As a result of this analysis, two of the loans were combined into one loan at the borrowers’ request and were restructured utilizing the Note A / Note B format in March, 2011. The third loan was also restructured utilizing the Note A / Note B format at the same time. Management considered all options, including foreclosure, but determined that given the depressed real estate market at the time, the Company would ultimately earn a greater return on its investment if it worked with the borrower in the near-term, giving them the opportunity to improve the performance of the loan.

At the time of the restructuring in March, 2011, the Board was presented with a Loan Approval Report, a cash-flow analysis (see Confidential Exhibit #3, bate stamped as Nos. 000365 through 000369)* supporting the proposed balances for Note A and Note B, salient financial information on the borrowers, real estate and insurance payment information (to determine escrow contributions), a recent independent “as stabilized” appraisal report (see Confidential Exhibit #3, bate stamped as Nos. 000491 through 000544)*. The independent appraisals indicated an aggregate value of $3,275,000.

Fair Value Determination and Impact on ALLL (Cash-flow dependent) - Although all loans had experienced restructuring, a risk downgrade, the recording of an interest reserve, and one 30-day loan delinquency the Company was not required to update the ASC 310-10 analysis because none of these factors individually or in the aggregate were considered a triggering event by management. The risk rating downgrade and the recording of the interest reserve were a direct result of the restructuring, and as noted earlier this borrower had experienced a 30-day delinquency in the past and has been able to bring the loan current.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

2011 Restructuring

Calculation of Balances for the Split-Note Strategy in March, 2011 – Note A was calculated by using current cash-flow statements and determining what level of monthly payment the borrower could afford at a debt service coverage ratio of approximately 1.5x at an interest rate of 2%. Upon completing this calculation, Note A for each of the new loans was established with balances of $2,389,000 and $238,000 and Note B with balances of $1,340,000 and $169,000. This interest rate and payment amount is fixed for two years with a balloon payment due at the end of the period. Management believes that the two-year period and the higher debt service coverage ratio will allow the borrower enough time and resources so that it could refinance into a market rate loan prior to the balloon payment coming due, or potentially sell the property without incurring any additional loss to the Company.

Independent Appraisal – The Company subsequently obtained (but was not required to because the loan was cash-flow dependent in March, 2011) an independent appraisal in February, 2011 that affirmed the Company’s fair value determination that was utilized in underwriting the split note. The independent appraisals are attached in Confidential Exhibit #2, bate stamped as Nos. 000491 to 000544*.

Monitoring – Due to the recent restructuring and charge-off, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of the monthly income statement for the property.

•      Review of all payments during the month (principal, interest, tax/insurance escrow).

•      A narrative of this activity and the loan’s classification is then presented to the Board of Directors on a monthly basis.

All payments have been made since the March, 2011 restructuring.

As noted on page 74, all three loans were performing and on accrual status at June 30, 2010 and all three were included in nonaccrual, restructured nonresidential real estate at March 31, 2011. This statement has been included in the amended disclosure related to this relationship on page 76. See Exhibit A. On page 79, all three loans were classified as “Nonresidential real estate, Special Mention” at June 30, 2010 and all three loans were classified as ”Nonresidential real estate, Substandard” at March 31, 2011. This statement has been similarly included in the amended disclosure on page 76. See Exhibit A. In addition, since the restructurings, all loans included in Relationship B were current pursuant to the restructured terms at June 30, 2011 with respect to principal, interest, taxes, insurance, and repair and maintenance reserves.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

Comment No. 5

In regard to Loan Relationship C, similar information comparable to the information requested on the other Loan Relationships should be provided and disclosed addressing the following:

•	Revise to include specific detailed information on each of the individual loans;

•	Tell us the specific steps taken and provide us with the information reviewed in conjunction with the August 2009 restructurings;

•

Tell us the steps taken and provide us with the information that was presented to the Board for each of the periods after the interest rate increase in August 2010, given that the loans were classified as substandard;

•	Discuss the activity and support regarding the recording of a specific allocation within your overall ALLL on these loans during the previous periods through March 31, 2011;

•

Address, in detail, why you waited until February 2011 to complete a detailed analysis of the total lending relationship with the borrower. We note this resulted in the combination of two loans into one loan, and subsequent to this you split the loan into Notes A ($1.5 million) and B ($626,000);

•

Provide us with specific information supporting the Note A/B format entered into in March 2011, including the appraisal information for each of the individually identified collateral components underlying the new loan structure; and

•	Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

Response to Comment No. 5

Loan Relationship C

Overview of Loan Relationship C. Loan relationship C is comprised of two loans included in one relationship having an aggregate value of $2.2 million prior to being restructured in the quarter ended March 31, 2011. The loans have been determined to be collateral dependent until the time of restructuring in March, 2011 when it was determined to be cash-flow dependent. One loan is secured by a first mortgage on a single-family home. One loan is secured by a 24-unit apartment complex, one- to four-family residential properties and several residential building lots. The loans comprising Loan Relationship C were originally restructured in August, 2009. At the time of the first restructuring, management established a specific reserve through a charge-off to the general allowance for loan losses of $29,000. In August, 2009, the loans were originally restructured by reducing the interest rates on the loans. These loans were performing at the time of the restructuring, but the borrowers were beginning to experience cash-flow difficulties. Management believed that the lower debt service would improve the borrowers’ cash-flow, and in turn, the performance of the loans. At the time the loans were first restructured, independent “as is” appraisals were performed on 19 of the 20 properties. These appraisals supported the

Mr. Christian Windsor

September 14, 2011

aggregate $2.2 million carrying value of the loans. At the time of the restructuring, we analyzed the personal net worth, liquid net worth, debt to income ratios and credit scores of the co-borrower and determined that the co-borrower was in a financial position to mitigate the amount of potential future losses. At December 31, 2010, the loan was subject to a $180,000 specific reserve. During the quarter ended March 2011, the borrower again began to experience cash-flow difficulties and these loans were refinanced through a troubled debt restructuring. The cash-flow problems experienced were the combined effect of the failure to pay required monthly loan payments, the failure to pay association dues, and the failure to pay real estate property taxes. Based upon a cash-flow analysis of the properties performed by management, the loans were restructured during the quarter ended March 31, 2011 utilizing the split note strategy. After the restructuring, the previous balance of $2.2 million was split into two notes with Note A having a balance of $1.5 million and Note B having a balance of $626,000 inclusive of the previous specific reserve of $180,000.

Origination	The borrower has been a builder, developer, and real estate investor in the Company’s primary market of Southeastern Indiana since the 1990’s. The borrower has been a customer of the Company for approximately 20 years, and in that time he has had numerous loans with the Company. Prior to August, 2009 the borrower had experienced only sporadic delinquencies in principal and interest payments and in tax and insurance payments; however, every delinquency prior to August, 2009 was brought current through the sale of market homes and other income from sales of custom homes, lot sales and real estate commissions. Historically, this borrower has paid off all loans through a sale of the collateral property. In August, 2009 the borrower had seven loans outstanding with the Company, with origination dates ranging from 2000 to 2008. The collateral for the seven loans consisted of seven one- to four- family rental properties with a total loan balance of $1,033,760. This includes a one- to four- family property in Florida with a loan balance of $154,400 on which the Company has a first lien position. One of the loans is secured by a 24-unit apartment building with a loan balance of $875,200 and two of the loans were secured by developed residential building lots having an aggregate balance of $164,320. The borrower provided the Company with personal financial statements that reflected a personal net worth of $1.4 million which was comprised of residential real estate and land held for future residential development. The principal of the borrower also signed personally on the note.

Events culminating in the 2009 restructuring	Triggering Events – In early 2009 the borrower started a pattern of delinquency, culminating in June, 2009 when five of the seven loans that the borrower had with the Company were greater than 90 days delinquent. The delinquencies were directly associated with the downturn in the economy and the real estate market. Consistent with Company policy, management analyzed the entire relationship including obtaining independent “as is” appraisal reports for 19 of the 20 properties (see Confidential Exhibit #4, bate stamped as Nos. 000558 through 000906)*. Based on those appraisals the refinanced loans had a combined LTV of 77%. The Company did not obtain an appraisal for the one- to four- family property in Florida, because the loan balance ($154,400) was only 7% of the total loan relationship. After reviewing the Lee County tax assessed value

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

($188,960) for this property, management discounted the value to $162,500 from its previously appraised value of $325,000 in 2006, based on the downturn in the Lee County Florida market that had occurred since 2006. Management considered all options, including foreclosure, but determined that given the depressed real estate market at the time, the Company would ultimately earn greater return on their investment if they worked with the borrower in the near-term, giving them the opportunity to increase occupancy and cash-flows. Enabling the borrower to continue to make payments on this loan has had been done historically.

2009 Restructuring

In August, 2009 the Board of Directors approved the modification of the loan interest rate, reducing the rate on all loans to a one year adjustable rate at 2%, which would adjust after one year, and Prime +1.75% after that. At the time of the restructuring in August, 2009, the Board was presented with a Loan Approval Report for the consolidation of the six loans into one loan, a Presentation for Modification of Note for one loan, a cash-flow analysis (see Confidential Exhibit #4, bate stamped as Nos. 000546 through 000557)* for 10 of the 20 collateral properties (the remaining 10 properties were land held for future residential development), salient financial information on the borrower’s net worth and current earnings, a summary of loan-to-value ratios for all properties, and recent independent “as is” appraisal reports for 19 of the 20 properties. As previously mentioned, the Company did not obtain an independent appraisal for the one- to four- family property in Florida, which was assessed a value based on an internal analysis. The presentation included management’s analysis supporting the decrease in the interest rate and $6,000 amount of personal cash infusion (annual) would increase the debt service coverage ratio to 1.0x.

Management’s cash-flow analysis of the properties determined that this reduction in interest rate would bring the borrower’s monthly payment (on both loans) to a serviceable level based on the revised interest rate, personal cash infusion, and giving effect to estimated sales of properties.

Independent Appraisals – Because the loans were originally determined to be collateral dependent, between April and June, 2009, independent “as is” appraisals were obtained for 19 of the 20 properties that secured the loans. The independent appraisals were reviewed and verified in August, 2009 by the Company’s internal appraiser who has 26 years of experience in evaluating and appraising single family, multi-family and retail strip centers. The independent appraisals are attached as Confidential Exhibit #4, bate stamped as Nos. 000558 through 000906.*

Fair Value Determination and Impact on ALLL (Collateral Dependent Loan) - In determining the fair value of the property, management considered the past history of payments coming from the borrower’s sale of properties, as well as the borrower’s intention to sell the properties. Consistent with ASC 310-10-35 the loans were deemed to be collateral dependent. The Company therefore relied upon

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

an independent “as is” appraisals obtained from April to June, 2009. The Company used an external independent appraiser to ascertain the fair value of the collateral. The following facts were considered in determining the fair value of the collateral at the time the loans were restructured in August, 2009:

•      The aggregate “as is” value from the independent appraisal for the local properties was $2,618,000. The Florida property was valued at $162,500.

•      Management determined the aggregate fair value of the 20 properties to be 80% of the appraised value for a combined value of $2,224,400 (the reduction from the appraised value was to cover selling expenses and the discount the Company had experienced on the sales of REO property at that time).

•      At the time, the total loan outstanding balance was $2,174,400; therefore, consistent with ASC 310-10, no specific allocation was necessary.

•      An interest reserve was established for $29,000, for a reduction in the interest rate and its impact on the present value of future cash-flows. This amount was to be amortized over the length of the reduced rate term.

Asset Classification – This relationship was classified as Substandard due to the recent payment history. Based on collateral values as discussed above, no specific allocation was necessary.

Loan Monitoring – In accordance with the Company’s policy, during the reduced rate period, the Company monitored the borrower’s payment history and met with the borrower on a monthly basis. The Board of directors was provided with the payment history and the loan classification on a monthly basis. The borrower continued to make the required principal and interest payments under the loan modification from August, 2009 through September, 2010.

Events culminating in the 2010 new appraisals and allowance for loan loss	Triggering Events – In August, 2010, the interest rate of the loans adjusted to 4% with the new rate applying to the loan payments due beginning in September, 2010. The Company met with the borrower on June 30, 2010 to discuss the upcoming rate adjustment. The borrower had indicated that, as he had successfully done numerous times in the past, he should be able to sell more properties prior to the interest rate reset and use the proceeds from those sales to partially payoff the loan and satisfy the minimum monthly payments subsequent to the interest rate adjustment. Additionally, during that same month, management reviewed the appraisals obtained on the properties from 2009, and confirmed that there still existed the potential for additional property sales should the need arise, and determined that there was still adequate value in the collateral. Updated independent appraisals were not required to be obtained at this time because the loans were still current and management believed (primarily through the sales of property) that the borrower

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September 14, 2011

would remain current on the loans. Our internal licensed appraiser reviewed the appraisals, and performed a property inspection on each of the 19 local properties to confirm that the condition of the properties had not deteriorated since the date of the last appraisal.

In September, 2010 the borrower made a payment on the loan, but only at the 2% interest rate, not the 4% rate that went into effect that month. Management contacted the borrower shortly after this payment was made to determine the reason for the payment deficiency. At that time, management determined that the borrower was experiencing cash-flow problems due to the inability to sell properties. Once the borrower’s cash-flow problems were understood, management reviewed the properties and the prospects for sales, and requested current financial information. Based on the reduction in the prospects for sale of those properties, management determined that it was necessary to obtain updated independent “as is” appraisals.

Fair Value Determination and Impact on ALLL(Collateral dependent loan) – Consistent with ASC 310-10-35 management still considered this loan to be collateral dependent. Therefore, independent “as is” appraisals for all of the properties, including the Florida property, were completed between November and December, 2010 (see Confidential Exhibit 4, bate stamped as No. 000907 through 001287).* Two of the properties were sold during calendar 2010 with the proceeds being used to pay down the principal of the loan. The aggregate appraised value of the properties was determined to be $2,302,000 at December 31, 2010. Also at December 31, 2010, the borrower was 37 days delinquent. The specific allocation recorded during the period ended December 31, 2010 was arrived at based on the following:

•      The aggregate outstanding balance on these loans was $2,136,000.

•      Management determined that the aggregate fair value to be 85% of the appraised value (the reduction from appraised values was to cover selling expenses and the average discount the Company has experienced on the sale of its REO at that time). The increase from the 80% used in the prior year is due to the updating of the Company’s historical loss experience for sales of these types of properties.

•      A specific allocation at December 31, 2010 was $180,000 which reduced the outstanding loan balance to a fair value of $1,957,000.

Loan Monitoring – In accordance with the Company’s policy and the restructured agreement, following the upward interest rate adjustment in September, 2010 and the borrower’s subsequent failure to make increased monthly payments, the Company monitored the payment history and met with the borrower on a monthly basis requesting financial information. The Board of Directors was provided with the payment history and the loan classification on a monthly basis. The updated appraisals discussed above, together with the ALLL calculations described above,

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

were presented to the Board in December, 2010. The borrower continued to pay the 2% principal and interest payment amount but was not able to make the increased payment.

Events culminating in the 2011 Note A/B Restructure	As stated above, a detailed analysis of the collateral of the properties was performed at December 31, 2010, resulting in a $180,000 specific allocation to the ALLL. The Company notes that at December 31, 2010 these loans were classified as Substandard, were 37 days delinquent and the aforementioned collateral values as determined by independent “as is” appraisal reports obtained in November and December 2010, had decreased. In January 2011 and February 2011 the borrower disclosed failures to pay real estate taxes and homeowners’ association dues. In February, 2011, the Company received financial information from the borrower that it had requested over the last three months. Management determined that the cash-flow issues experienced with this borrower were not going to be cured in a short time frame from the sale of properties that historically provided the necessary cash-flows for payment. The borrower’s collateral and net worth were all tied to investment properties and real estate interests. Management determined that the cash-flow difficulties for this relationship were other-than-temporary. Additionally the sales of nonresidential and multifamily real estate had slowed significantly and therefore reduced the likelihood of repayment through sales of the underlying collateral. Based on this information, along with evidence of decreased cash-flows from rental revenues, management determined that further restructuring of this relationship was necessary. Management determined this relationship should be bifurcated in a split loan strategy where Loan A would be the amount the borrower could afford based on current cash-flow information. In March, 2011, consistent with ASC 310-10, management prepared an “as is” cash-flow analysis to determine the value of Note A. (See Confidential Exhibit #4, bate stamped as Nos. 000546 to 000557).* This loan was determined to be cash-flow dependent and restructured accordingly. This restructuring was completed in March, 2011.

2011 Restructuring	Calculation of Balances for the Split-Note Strategy in March, 2011 - For Loan Relationship C, Note A was calculated by using current cash-flow statements and determined what level of monthly payment the borrower could afford at a debt service coverage ratio of approximately 1.5x at an interest rate of 2%. Upon completing this calculation, Note A was established with a balance of $1,570,000 and Note B with a balance of $626,000. This interest rate and payment amount is fixed for two years with a balloon payment due at that time. Management believes that the two-year period and the higher debt service coverage ratio will allow the borrower enough time and resources so that they could refinance into a market rate loan prior to the balloon payment coming due, or potentially sell the property without incurring any additional loss to the Company.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

At the time of the restructuring in March, 2011, the Board was presented with a Loan Approval Report, a cash-flow analysis supporting the proposed balances for Note A and Note B, salient financial information on the borrowers, a summary of loan-to-value ratios for all properties, a pre-determined order of sale of collateral, real estate and insurance payment information (to determine escrow contributions), recent independent appraisal reports, and the above-referenced internally prepared appraisal reports. The independent “as is” appraisals reviewed by the Board were the appraisals that were obtained in November and December, 2010, which were determined to be sufficiently current in accordance with ASC 310-10.

Monitoring – Due to the recent restructuring and charge-off, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of the monthly rent roll for the property.

•      Review of all payments during the month (principal, interest, tax/insurance escrow).

•      A narrative of this activity and the loan’s classification is then presented to the Board of Directors on a monthly basis.

All payments have been made since the March, 2011 restructuring.

As noted on page 74, the $2.0 million loan was included in accruing restructured loans and the $152,000 loan was included in Nonaccrual, One- to Four-Family residential real estate at June 30, 2010. At March 31, 2011, the Note A $1.6 million loan was included in “Nonaccrual, Restructured, Multifamily residential real estate.” This statement has been included in the amended disclosure related to this relationship on page 76. See Exhibit A. In the “Credit Risk Profile by Internally Assigned Grade” table on page 79, the entire relationship was classified as “Substandard” at June 30, 2010 and at March 31, 2011. This statement has been similarly included in the amended disclosure on page 76. See Exhibit A. In addition, since the restructurings, all loans included in Relationship C were current pursuant to restructured terms at June 30, 2011 with respect to principal, interest, taxes, insurance, and repair and maintenance reserves.

Comment No. 6

In regard to Loan Relationship E, similar information comparable to the information requested on the other Loan Relationships should be provided and disclosed addressing the following:

•	Tell us the specific steps taken and provide us with the information reviewed in conjunction with the April 2010 restructuring;

•

Explain why you obtained an updated independent appraisal prior to restructuring this loan compared to the other loan relationships that had previous restructurings and no updated appraisals were obtained (i.e. before the Note A/B notes in the quarter ended March 31, 2011);

Mr. Christian Windsor

September 14, 2011

•

Tell us the type of appraisal received and how you utilized and verified the information included in the appraisal (i.e. as well as on all appraisals received) when you determined the amount and level of any specific allocation within your overall ALLL or loan charge-offs recorded;

•

Tell us how you considered the fact that the loan had payments deferred for one year as part of the initial restructuring in April 2010 when performing the collateral valuation analysis and the recording of the specific ALLL of $260K at that time;

•

For each quarterly period ended (from June 30, 2010 through December 31, 2010) explain how you determined no additional loan loss provision within your overall ALLL was required given that the loan was classified as substandard, no payments were being received, and there was an interest rate and payment reset in February 2011;

•

Provide us with specific information supporting the Note A/B format entered into in March 2011, including the new updated appraisal information (i.e. received in February 2011) for each of the individually identified collateral components underlying the new loan structure; and

•	Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

Response to Comment No. 6

Loan Relationship E

Overview of Loan Relationship E. Loan relationship E at the time of origination was comprised of a $1,100,000 loan. The loan has been determined to be collateral dependent until the time of restructuring in March, 2011 when it was determined to be cash-flow dependent. The loan is secured by nonresidential real estate. We have no personal guarantee or co-borrower on this loan. The loan was originally restructured in June, 2009. At this time, we established a specific valuation allowance of $260,000 through a charge-off to the general allowance for loan losses, based upon an independent “as is” appraisal obtained in June, 2009. The originally restructured loan had payments deferred for one year. This loan was scheduled to undergo an interest rate and payment reset in February, 2010, pursuant to the terms of the note. At the time of the loan adjustment period, it became apparent the borrower was going to struggle to make the required monthly payments beginning in February, 2010. As a result, management agreed to defer payments for an additional 12 months and established a specific valuation allowance of $308,000 through a charge-off to the general allowance for loan losses, based upon an independent “as is” appraisal obtained in March, 2010. This loan was scheduled to undergo an interest rate and payment reset in February, 2011, pursuant to the terms of the note. At the time of the loan adjustment period, it became apparent that the borrower was going to struggle to make the required monthly payments beginning in February, 2011. As a result, management completed a detailed analysis of this loan and determined to again restructure the loan utilizing the Note A / Note B format in March, 2011. The terms of Note A were calculated using current financial information to determine the amount of the payment at which the borrower would have a debt service coverage ratio of approximately 1.5

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September 14, 2011

times, which is more stringent than our normal underwriting standards. After the restructuring in March, 2011, Note A was $569,000 and Note B of $508,000 was charged-off in the quarter ended March 31, 2011 inclusive of the previous specific reserve of $308,000. At the end of the two year period, balloon payments are due, unless the borrower refinances into a market rate loan at that time.

Origination	This loan was originated in November, 2007. The purpose of the loan was to finance the purchase of an industrial warehouse complex in Amelia, Ohio that consisted of four main buildings. The borrower intended to lease the largest building in the complex to a related entity (one of the principals of the borrower is a principal of the lessee) that operates a high-end wood fixture manufacturer and installer that primarily serves customers in the hospitality industry. This was the only tenant at the time the loan was originated and the borrowers intended to lease the other three buildings to other tenants. The purchase price of the industrial warehouse complex was $1.4 million. The borrower made a down payment of $280,000 in cash (or 20% of the purchase price), and financed the remaining $1.1 million through the Company. At the time of origination, the Company obtained an independent “as is” real estate appraisal of the property, valuing the property at $1.6 million. The loan to purchase ratio was 80% and the loan to value ratio was 70% at the time of origination. For this particular lending relationship there are no co-borrowers or guarantors.

Events culminating in the 2009 restructuring

Triggering Events - The borrower approached the Company in February, 2009 and informed the Company that their main tenant was struggling as a result of the economic downturn and could not continue to afford to make their rental payments. As a result the borrower could not afford to make payments on the loan. Prior to this, the borrower had been current since origination of the loan.

The borrower also informed the Company that in order to increase the cash-flow of the property they planned to rent unused/underutilized space to new tenants, but estimated they would need approximately 12 months in order to renovate and turn the space. The Company discussed the business plan with the borrowers and agreed to modify the loan for a twelve month period. Management considered all options, including foreclosure, but determined that given the depressed real estate market at the time, the Company would ultimately earn greater return on their investment if they worked with the borrower in the near-term, giving them the opportunity to increase occupancy and cash-flow, which would enable the borrower to make principal and interest payments.

2009 Restructuring	In February, 2009 the Company determined to restructure this loan to assist the borrower while the property was in transition. The terms of the restructuring, were as follows, the Company deferred all payments for 12 months. The Company originally agreed to have the interest capitalized into the loan balance at the end of the deferment period. However, due to the cash-flow difficulties experienced with this loan, the Company did not capitalize the interest from the deferment period.

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September 14, 2011

While principal and interest payments were deferred, the borrower agreed to remain current on all real estate tax and insurance escrow payments. Notwithstanding the deferred payments, the borrower also agreed to pay 50% of monthly net income, if any, on the principal of the loan (one principal payment was made during this deferment period). At the end of the 12 month deferment period, principal and interest payments would resume as they were according to the terms of the original note. Due to this loan being a troubled debt restructuring, it is Company policy not to accrue interest until a payment history of at least six months is established. Since the borrower only made one partial payment during the year, none of the interest was accrued during the deferment period.

Independent Appraisal – Because the loan was determined to be collateral dependent, an independent “as is” appraisal was completed in June, 2009. The independent appraisal is attached as Confidential Exhibit #5, bate stamped as Nos. 001290 through 001360.*

Fair Value Determination and Impact on ALLL (Collateral Dependent Loan) - Consistent with ASC 310-10 in determining the fair value of the loan in February, 2009, the Company determined that the loan was collateral dependent because of the lack of cash-flows from the property indicated that the primary source for repayment would be through a sale of the underlying collateral. Therefore, the Company relied upon an independent “as is” real estate appraisal from June, 2009. The following was considered in determining the fair value at the time of the troubled debt restructuring in 2009:

•      The “as is” value from the June, 2009 independent appraisal was $1,100,000.

•      Management determined fair value to be 75% of the appraised value (the reduction from appraised value was to cover selling expenses and the average discount the Company had experienced on the sale of its REO).

•      At the time of the restructuring, the loan had an outstanding balance of $1,069,000. Therefore in June, 2009 management recorded a specific allocation of $244,000 to record the loan value at $825,000. As previously mentioned, the loan is collateral dependent, therefore the Company will rely upon an independent appraisal report to determine the fair value of the loan.

Asset Classification - During this deferment period, the $825,000 of this loan was classified as Substandard, and $244,000 was classified as Loss. The lower classifications are a result of the restructuring and fair value determination from February, 2009.

Loan Monitoring – In accordance with the Company’s policy and the restructured agreement with the borrower, during the deferment period, the Company met and

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

otherwise communicated with the borrower regarding the loan and borrower’s financial condition, The Company requested and reviewed monthly income statements and balance sheets, and the borrowers provided these statements from July, 2009 through December, 2009. The Company also reviewed the condition of the property, the loan’s payment history, the asset classification and ASC 310-10 analysis. This information was presented to the Board of Directors on a monthly basis. The financial analysis revealed the borrower could make the required real estate tax and insurance escrow payments. Prospects for future period payments appeared to improve as the borrower was able to secure additional rental income from a new tenant during the deferral period, and continued reasonable efforts to increase occupancy.

Events culminating in the 2010 restructuring	Triggering Events - The borrower informed the Company in January, 2010 that the collateral properties supporting this loan continued to experience cash-flow difficulties and therefore wanted to continue to defer payments on its loan beyond the original terms of the deferment period as the borrower continued to attempt to attract tenants to sublet unused space. Even though the borrower was experiencing cash-flow difficulties, the borrower remained current on all tax and insurance payments. Also, the original tenant continued to operate his company on the property. Importantly, during the first deferment period, the borrower was able to add one tenant, and at the time of the second restructuring was in negotiations with several others. As a result of the weak performance of the borrower and continued deferment of principal and interest payments, the Company did not capitalize the interest from the previous deferment period as there was sufficient doubt on the ability to collect this additional amount. Management, again, considered foreclosure but reached the same conclusions as in the previous year whereas they determined the real estate market was depressed and it would have been an inopportune time for the Company to maintain and attempt to sell such a property.

2010 Restructuring

In January 2010, management agreed with the borrower to carry out a second restructuring under the same terms as the first restructuring. The second restructuring continued deferred payments of principal and interest for one year while making escrow payments for taxes and insurance. The borrower also agreed to capitalize the accrued interest at the end of the deferment period. Regular monthly principal and interest payments, as stated in the original note, would resume at the end of the deferment period.

Independent Appraisal – Because the loan was determined to be collateral dependent, an independent “as is” appraisal was completed in March, 2010. The independent appraisal is attached as Confidential Exhibit #5, bate stamped as Nos. 001361 through 001429.*

Due to the impact of several severe winter storms that hit the Cincinnati area during February, 2010, the Company was not able to have the independent appraisal completed for several weeks, and did not receive the final report until March, 2010. Management presented to the Board a Presentation for Modification of Note, an

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

external “as is” independent commercial real estate appraisal report as of March, 2010, and an independent review of the independent appraisal report which verified the findings of the independent appraisal. Management presented this loan modification to the Board of Directors with the belief that the borrower would begin to lease unused space through a real estate broker in order to improve debt service coverage, and in turn the performance of the loan. The Board of Directors approved the second restructuring of this loan, including the deferment of payments for one additional year, in March, 2010.

Fair Value Determination and Impact on ALLL (Collateral Dependent Loan) - Consistent with ASC 310-10 in determining the fair value of the loan, the Company reaffirmed its determination that the loan was collateral dependent because of the lack of cash-flows from the property and therefore relied upon an independent “as is” appraisal from March, 2010. At the time of the second restructuring in March 2010, and noted the following:

•      The “as is” value from the March, 2010 independent appraisal was $950,000.

•      Management determined fair value to be 80% of the appraised value (the reduction from the appraised value was to cover selling expenses and the discount the Company had been experiencing on the recent sales of REO property).

•      At the time, the loan had an outstanding balance of $1,068,000, therefore management increased the specific allowance to $308,000 to record the loan value at $760,000.

•      At the time of this second restructure, our internal appraiser did not have experience with industrial warehouses. The Company had another independent appraiser review and verify the findings.

•      Management was not aware of any triggering events that occurred during the year that would have required an interim review for impairment of this loan.

Asset Classification - During this deferment period, the $760,000 of this loan was classified as Substandard, and $308,000 was classified as Loss.

Loan Monitoring – In accordance with the Company’s policy and restructured agreement, during the deferment period, the Company reviewed balance sheets and income statements for January 2010 through December 2010, the condition of the property, payment history, had various contacts with the borrower, the asset classification and ASC 310-10 analysis. This information was presented to the Board of Directors on a monthly basis. The financial analysis revealed the borrower

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September 14, 2011

could make the required real estate tax and insurance escrow payments. In fact, the borrower made all real estate tax and insurance escrow payments as agreed to in the modification.

External Review – This loan was reviewed external loan review consultants as part of their review conducted as of May 31, 2010. In their review, the consultants reviewed the current loan file, most recent appraisal, most recent cash-flow information, and reviewed the classification of the loan. The consultants did not take exception to management’s classification, valuation, or treatment of this loan.

Events culminating in the 2011 restructuring

Triggering Events - In December, 2010, the borrower approached the Company and stated that based upon their current cash-flows, they could afford principal and interest payments of $3,000 per month upon the end of their deferment period with the first post-deferment payment due in March, 2011. As a result of the weak performance and continued deferment of principal and interest payments, the Company did not capitalize the interest from the previous deferment period as there was sufficient doubt on the ability to collect this additional amount.

At the time of the restructuring in March, 2011, the Board was presented with: a Loan Approval Report prepared by a senior loan officer, specifying the information presented to the Board; this included a cash-flow analysis of the property over a period of one year, reflecting the debt service coverage ratio of 1.5x and supporting the proposed balances for Note A and Note B, most recent tax returns and financial statements on the borrowing entity, real estate tax and insurance payment information (to determine escrow contributions), and a recent independent appraisal report (even though it was not required for this cash-flow dependent loan). The independent appraisal indicated a value of $997,000. Management determined this relationship should be placed on a split loan strategy where Loan A would be the amount the borrower could afford based on current cash-flow information.

2011 Restructuring

Independent Appraisal – The Company obtained (but ultimately was not required to due to the determination that the loan was cash-flow dependent in March, 2011) an independent appraisal in February, 2011 that affirmed the Company’s fair value determination that was utilized in underwriting the split note. The independent appraisal is attached in Confidential Exhibit #5, bate stamped as Nos. 001430 through 001495.*

Calculation of Balances for the Split-Note Strategy in March, 2011 - For Loan Relationship E, Note A was calculated by using current cash-flow statements and determined what level of monthly payment the borrower could afford at a debt service coverage ratio of approximately 1.5x at an interest rate of 2%. Upon completing this calculation, Note A was established with a balance of $569,000 and Note B with a balance of $508,000. This interest rate and payment amount is fixed for two years with a balloon payment due at that time. Management believes that the two-year period and the higher debt service coverage ratio will allow the borrower enough time and resources so that they could refinance into a market rate loan prior to the balloon payment coming due, or potentially sell the property without incurring any additional loss to the Company.

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

Monitoring – Due to the recent restructuring and charge-off, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of the monthly income statement for the property.

•      Review of all payments during the month (principal, interest, tax/insurance escrow).

•      A narrative of this activity and the loan’s classification is then presented to the Board of Directors on a monthly basis.

All payments have been made since the March, 2011 restructuring.

As noted on page 74, this loan was included in Nonaccrual Restructured Nonresidential real estate at June 30, 2010 and at March 31, 2011. This statement has been included in the amended disclosure related to this relationship on page 77. See Exhibit A. In the “Credit Risk Profile by Internally Assigned Grade” table on page 80, this loan was classified as “Substandard, Nonresidential real estate” at March 31, 2011 and at June 30, 2010. This statement has been similarly included in the amended disclosure on page 77. See Exhibit A. In addition, since the restructurings, all loans included in Relationship E were current pursuant to restructured terms at June 30, 2011 with respect to principal, interest, taxes, insurance, and repair and maintenance reserves.

Comment No. 7

In regard to Loan Relationship F, similar information comparable to the information requested on the other Loan Relationships should be provided and disclosed addressing the following:

•	Tell us the specific steps taken and provide us with the information reviewed in conjunction with the June 2010 restructuring which resulted in the initial loan being placed in a Note A/B format;

•

Explain why you obtained an updated independent appraisal prior to the restructuring of this specific loan compared to other loan relationships that had previous restructurings and no updated appraisals were obtained (i.e. before the Note A/B notes policy was implemented in the quarter ended March 31, 2011);

•

Tell us the type of initial appraisal received and how you utilized and verified the information included in the appraisal when you determined the amount and level of the $217,000 specific ALLL recorded;

Mr. Christian Windsor

September 14, 2011

•

For each quarterly period ended (from June 30, 2010 through December 31, 2010) explain how you determined that no additional loan loss provision within your overall ALLL was required, given that the loan was classified as substandard for each of these periods and was 160 days past due at December 31, 2011;

•

Considering that you obtained an updated appraisal in February 2011, which indicated that there was an additional collateral deficiency of $17,000, it is unclear to us why the total loan charge-off was $405,000. Provide us with specific information supporting the Note A/B format entered into in March 2011, including the new updated appraisal information (i.e. received in February 2011); and

•	Tell us and disclose where these loans have been reflected within the nonperforming asset table (page 74) and the credit risk profile table (page 79).

Response to Comment No. 7

Loan Relationship F

Overview of Loan Relationship F. The principals in Loan Relationship F have been borrowers since 2000. Prior to June, 2010, the borrowers had three loans totaling $848,000. These loans, have been determined to be collateral dependent until the time of restructuring in March, 2011 when it was determined to be cash-flow dependent. The loans are secured by multifamily residential real estate and a single-family rental property in Florida. The loans were combined and restructured in a Note A ($631,000) / Note B ($217,000) format in June, 2010 based on an independent “as is” appraisal obtained in April, 2010 appraisal. At December 31, 2010, the loans had a specific reserve of $217,000 (this reserve is for the entire amount of original Note B). The amount of reserve for loss on this loan remained unchanged up to the time of the second restructuring, as noted below. At December 31, 2010, the loan was 160 days delinquent. The delinquency was a result of personal problems between the borrowers affecting their ability to manage the multi-family residential real estate and the single-family property in Florida. In the latter part of 2010 and into 2011, one of the borrowers effectively took control of the properties and has brought the business current with respect to property taxes, the majority of the refunds to former tenants, and made partial monthly loan payments in January and February, 2011. The borrowers have been unable to bring the loan current under their current cash-flow. Based upon these recent developments, management completed a detailed analysis of the total lending relationship with the borrowers. As a result of this analysis, these loans were again restructured, utilizing the Note A / Note B format in March, 2011. At the restructuring, Note A was $475,000 and Note B in the amount of $405,000 was charged-off in the quarter ended March 31, 2011. At the end of the two year period, balloon payments are due, unless the borrower refinances into a market rate loan at that time.

Origination	The borrowers owned the multifamily property, located in Lawrenceburg, Indiana, that secured this loan for 5 years before selling the property in May, 2005, with the borrowers retaining a substantial second mortgage. The Company financed the first mortgage for the new buyers, who defaulted in early 2008. At that time, the original owners assumed the first mortgage from the new buyers and brought the loan current to protect their second mortgage interest and borrowed additional funds

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September 14, 2011

from the Company on a separate loan for improvements to the multifamily property. The original owners also have a single family rental property in Florida that the Company has a first mortgage lien. The equity in the single family Florida property is additional collateral for the multifamily loan.

Events culminating in the 2010 restructuring

Triggering Events - In the first quarter 2010, the Florida property was experiencing a high level of vacancy due to the economy, and therefore the loan on the Florida property first became delinquent in February, 2010. Due to the increasing delinquency on the Florida property due to a poor vacation rental market, the Company began to review the entire lending relationship and obtained appraisals (see Confidential Exhibit #6, bate stamped as Nos. 001501 through 001557)* in April, 2010, which culminated in an A/B restructuring in June, 2010. The loan on the multifamily property was current at this time. As part of the review of the lending relationship and individual co-borrowers, management obtained updated credit scores and noted that their average score was 505 and their liquid net worth was $2,000 in June, 2010. Management considered all options, including foreclosure, but determined that given the depressed real estate market at the time, the Company would ultimately earn greater return on their investment if they worked with the borrowers in the near-term, giving them the opportunity to increase occupancy and cash-flow, thus enabling the borrower to make principal and interest payments in a timely manner.

Independent Appraisal – An independent “as is” appraisal was obtained in April, 2010 which was reviewed and verified by our internal licensed appraiser. The independent appraisal was obtained as a result of the increasing delinquency on the Florida property due to a poor vacation rental market.

2010 Restructuring	Terms of the Restructured Notes - For this restructuring, the Company combined the three notes and extended the term to lower the overall monthly payment in June, 2010. This single note was then bifurcated based upon the fair value of the underlying collateral obtained from an independent “as is” appraisal. Based on guidance from its Federal Regulators (FDIC FIL-61-2009: Policy Statement on Prudent Commercial Real Estate Loan Workouts), the Company decided to utilize the split loan strategy (this was carried differently than the split notes that were originated in March, 2011). The Company determined fair value to be $789,000, the appraised value, less selling expenses and the discount the Company had been experiencing on the recent sales of REO property. Note A was equal to the fair value, or $631,000, and Note B was the difference between Note A and the original payoff amount plus applicable closing costs, or $217,000. The full amount of Note B was reserved for through a charge-off to the provision for loan losses at the time of origination. Both notes were at market rates, with principal and interest payments due monthly and an amortization of 25 years. Management’s financial analysis included support for the personal income of the borrowers, rental income of the properties, and expense statements for the properties. Management concluded from this analysis that the properties could support this level of payment (see Confidential Exhibit #6, bate stamped as Nos. 001497 through 001500).*

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

Fair Value Determination (Collateral Dependent Loan) – Due to the previous attempt by the borrowers to sell the properties and their continued expressed interest to do so again, in June 2010 Management determined that ultimately, repayment of this loan would be through a sale of the underlying collateral properties. As such, management concluded that the properties were collateral dependent and in accordance with ASC 310–10 would rely on an independent “as is” appraisal to determine fair value of the collateral. Management obtained an independent “as is” appraisal of each of the properties April, 2010. The multifamily property had an appraised value of $586,000 and the single family Florida property had an appraised value of $203,000 (a combined value of $789,000). The independent appraisal was reviewed by our internal licensed appraiser, noting no material exceptions.

Independent Appraisal – As mentioned above, these loans were considered collateral dependent and an independent “as is” appraisal was obtained as of April, 2010. The multifamily property had an appraised value of $586,000 and the single-family Florida property had an appraised value of $203,000 (a combined value of $789,000). The independent appraisal was reviewed by our internal licensed appraiser, noting no exceptions.

Asset Classification – This relationship was classified as Substandard for Note A ($631,000) and Loss for Note B ($217,000) due to the split-note strategy that was used in June, 2010. Management determined that there would not have been a material change in the value of the collateral from the June, 2010 appraisal when compared to September 30, 2010 and December 31, 2010, due to the cash-flow of the properties. Therefore, no specific allocation in addition to the amount set aside from Note B was deemed necessary.

Loan Monitoring – The Company reviewed with the board monthly principal, interest, insurance, and tax payments. The Board was also updated on a monthly basis regarding the status of this relationship, loan classifications and any related valuation allowance. The Board was updated on the status of the legal issues surrounding the misappropriation of funds from one of the spouses and the efforts of the Company and the other spouse to bring the loan current beginning in July, 2010.

External Review – This relationship was reviewed by external loan review consultants as part of their review conducted as of December 31, 2010. In their review, the consultants reviewed the current loan file, most recent appraisal, most recent cash-flow information, and reviewed the classification of the loan. The consultants did not take exception to management’s classification, valuation, or treatment of this loan.

Mr. Christian Windsor

September 14, 2011

Events culminating in the 2011 restructuring

Triggering Events – Beginning in July 2010, the borrowers struggled to make payments due to family problems wherein one of the spouses misappropriated rent proceeds and rent deposits for personal use. The Company worked with the other spouse to get the property and cash accounts into the innocent spouse’s name. This issue was corrected around October 2010 and there was sufficient cash-flow from the property in order to afford the regular monthly payments; however, based upon a current rent roll and tax return presented to the Company, there was not sufficient excess cash-flow to bring the missed payments current in the near future and repay the deposit refunds. The borrower was able to make the real estate tax and insurance escrow payments during this time. Management determined that in absence of such misappropriation, the property was generating sufficient cash-flow to support the debt, thus no additional provision was needed.

Independent Appraisal – The Company obtained (but ultimately was not required to due to the determination that the loan was cash-flow dependent in March, 2011) an independent appraisal in February, 2011 that affirmed the Company’s fair value determination that was utilized in underwriting the split note. The independent appraisal is attached in Confidential Exhibit #6, bate stamped as Nos. 001558 to 001607.*

It took several months for the borrower to determine the total amount stolen by the other borrower because the rent money was collected in person. Management determined that the cash-flow difficulties for this relationship were other-than-temporary. In addition, the sales of residential real estate had slowed significantly and therefore reduced the likelihood of repayment through sales of the underlying collateral. Management determined this relationship should be placed on another split loan strategy where Loan A would be the amount the borrower could afford based on current cash-flow information at February, 2011(see Confidential Exhibit #6, bate stamped as Nos. 001497 through 001500).*

At the time of the restructuring in March, 2011, the Board was presented with: a Loan Approval Report prepared by a senior loan officer, specifying the information presented to the Board; this included a cash-flow analysis of the property over a period of one year, reflecting the debt service coverage ratio of 1.5x and supporting the proposed balances for Note A and Note B, most recent tax returns and financial statements on the borrowing entity, real estate tax and insurance payment information (to determine escrow contributions), and a recent independent appraisal report. The independent appraisal indicated a value of $772,000. Management determined this relationship should be placed on a split loan strategy where Loan A would be the amount the borrower could afford based on current cash-flow information.

2011 Restructuring	Calculation of Balances for the Split-Note Strategy in March, 2011 - For Loan Relationship F, Note A was calculated by using current cash-flow statements and determined what level of monthly payment the borrower could afford at a debt service coverage ratio of approximately 1.5x at an interest rate of 2%. Upon

*	The Confidential Exhibits have been omitted pursuant to a request for confidential treatment and have been filed with the Securities and Exchange Commission separately.

Mr. Christian Windsor

September 14, 2011

completing this calculation, Note A was established with a balance of $475,000 and Note B with a balance of $405,000. This interest rate and payment amount is fixed for two years with a balloon payment due at that time. Management believes that the two-year period and the higher debt service coverage ratio will allow the borrower enough time and resources so that they could refinance into a market rate loan prior to the balloon payment coming due, or potentially sell the property without incurring any additional loss to the Company.

Monitoring – Due to the recent restructuring and charge-off, management has been monitoring this loan closely through completing the following on a monthly basis:

•      Review of the monthly income statement for the property.

•      Review of all payments during the month (principal, interest, tax/insurance escrow).

•      A narrative of this activity and the loan’s classification is then presented to the Board of Directors on a monthly basis.

All payments have been made since the March, 2011 restructuring.

As noted on page 74, one loan, with a balance of $631,000 was included in nonaccrual multifamily residential real estate and one loan, with a balance of $217,000, was included in Nonaccrual Restructured Multifamily residential real estate at June 30, 2010. At March 31, 2011, the entire relationship was included in Nonaccrual Restructured Multifamily residential real estate. This statement has been included in the amended disclosure related to this relationship on page 77. See Exhibit A. In the “Credit Risk Profile by Internally Assigned Grade” table on page 80, the entire relationship was classified as “Multifamily mortgage, non-owner occupied, Substandard” at March 31, 2011 and at June 30, 2010. This statement has been similarly included in the amended disclosure on page 79. See Exhibit A. In addition, since the restructurings, all loans included in Relationship F were current pursuant to the restructured terms at June 30, 2011 with respect to principal, interest, taxes, insurance, and repair and maintenance reserves.

Comment No. 8

We note your table of loan splits provided on page 77. Please revise to include comparable information for June 30, 2010 and 2009, as applicable.

Response to Comment No. 8

The requested comparable information will be added below the table of loan splits in the Company’s amended registration statement.

Mr. Christian Windsor

September 14, 2011

Exhibits

Comment No. 9

We note your response in prior comment 11 in our letter dated May 12, 2011 and we reissued it in part. Please revise the opinion filed as Exhibit 8.2 to indicate that the opinion is expressed as of the effective date of the registration statement.

Response to Comment No. 9

The opinion filed as Exhibit 8.2 will be revised as requested.

*        *        *         *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5852 or Victor L. Cangelosi at (202) 508-5854.

Very truly yours, KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer
Edward G. Olifer

cc:	William F. Ritzmann, President and Chief Executive Officer, United Community Bancorp
David Lin, U.S. Securities and Exchange Commission (Mail Stop 4720)
Marc Thomas, U.S. Securities and Exchange Commission (Mail Stop 4720)
Hugh West, U.S. Securities and Exchange Commission
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP

Exhibit A

Rate/Volume Analysis **.** The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Nine Months Ended March 31, 2011 Compared to Nine Months Ended March 31, 2010		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest and dividend income:			
Loans	$ 1,318	$ (723)	$ 595
Investment securities	1,011	(922)	89
Other interest-earning assets	—	7	7
Total interest-earning assets	2,329	(1,638)	691
Interest expense:			
Deposits	1,074	(1,526)	(452)
FHLB advances	(24)	(5)	(29)
Total interest-bearing liabilities	1,050	(1,531)	(481)
Net change in net interest income	$ 1,279	$ (107)	$ 1,172

The decrease in the interest earned on interest-earning assets was due to a decrease in market interest rates.

Interest expense decreased $481,000 for the nine months ended March 31, 2011 as compared to the same period in 2010, resulting from decreases in the rates paid on deposits and borrowings and a $1.0 million decrease in the average balance of Federal Home Loan Bank advances, offset by an increase in average interest-bearing deposits of $79.5 million. Rates paid on average deposits decreased 50 basis points from 1.80% to 1.33%. The rates paid on Federal Home Loan Bank advances remained unchanged. Contributing to higher average deposits were increases in NOW and money market deposit accounts, passbook accounts and certificates of deposit of $23.4 million, $21.8 million and $34.3 million, respectively, primarily due to the previously discussed acquisition of three branch offices in June, 2010.

The provision for loan losses totaled $5.4 million for the nine months ended March 31, 2011, compared to $1.4 million for same period in 2010. The significant increase in the 2011 period primarily resulted from $4.4 million of charge-offs related to the restructuring of seven multi-family and nonresidential loan relationships with principal balances totaling $13.5 million.

Each of these loan relationships represent long time borrowers of the Company and each of the loans was being carefully monitored by management due to the borrowers' prior disclosure of short-term cash flow deficiencies. All of the borrowers' loans had been tested for impairment prior to the issuance of the Company's June 30, 2010 audited consolidated financial statements and, as deemed necessary by management, prior to the issuance of the Company's unaudited consolidated financial statements for the quarters ended September 30, 2010 and December 31, 2010. In measuring impairment, management considered the results of internal and independent property appraisals, together with estimated selling expenses, and/or detailed cash flow analyses. Based on such reviews, management concluded at June 30, 2010, September, 30, 2010 and December 31, 2010, that such loans were appropriately carried at the lower of cost or fair value after considering the allowance for loan losses at such dates. A detailed discussion of our most significant nonaccrual loans is set forth in the section below entitled "Analysis of Nonperforming and Classified Assets."

Subsequent to the filing of the Company's December 31, 2010 Form 10-Q on February, 14, 2011, management first became aware of material deterioration in the financial conditions of each of these major loan relationships. More specifically, cash flow issues identified subsequent to the filing of the Form 10-Q included significant declines in rental income compared to previous periods as well as a failure to timely pay real estate tax payments and association dues due during the March 2011 quarter.

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In evaluating this information, management noted that each of the collateral properties underlying the loan relationships had been previously valued using an "as stabilized" or "as is" appraised values. "As stabilized" appraised values are predicated on normalized rents, based on what were viewed at the time as temporary cash flow shortfalls. Based on the more severe cash flow issues disclosed to the Company by the borrowers subsequent to the filing of the Form 10-Q, management concluded that the cash flow declines were other than temporary and accordingly, an "as stabilized" appraisal methodology was no longer deemed appropriate. Furthermore, loans evaluated under an "as is" approach have also experienced a significant decline from the cash flow projections in the previous analyses performed. As a result, management developed a global cash flow analysis based on current financial information and entered into discussions with each of the borrowers to implement a split note, or Note A/Note B strategy, to better address the borrowers' current financial position.

Under the Note A/Note B strategy, Note A was underwritten based on the Company's normal underwriting standards with the exception that a debt service coverage ratio of 1.5 times or higher was required. This is more stringent than the Company's normal underwriting guidelines which generally require a debt service coverage of 1.2 times or better. The Note A payment is based on a thirty year amortization schedule and matures at the end of two years. The amount of Note B is the difference between the amount of Note A and the principal amount to be refinanced. The interest rate and two year maturity of the Note B loan are identical to the Note A loan, but the Note B loan requires no payments of interest or principal until maturity. While no amount of the original indebtedness was forgiven through this process, the full amount of the borrowers' Note B indebtedness, totaling $3.0 million, was charged-off in March, 2011, reflecting management's conclusion that, based on specific events negatively impacting each of the borrowers' financial condition subsequent to the filing of the Form 10-Q, collection of this portion of the indebtedness was doubtful and should be charged off. Finally, the utilization of this strategy enables management to concentrate its collection efforts on the remaining greater than 60 day delinquent credits which had declined to $1.3 million at March 31, 2011, and approximately to $650,000 at May 31, 2011.

Noninterest Income. The following table summarizes the components of other income for the nine months ended March 31, 2011 and 2010.

	Nine Months Ended March 31,		% Change
	2011	2010	
Service charges	$ 1,765	$ 1,442	22.4%
Gain on sale of loans	460	246	87.0
Gain on sale of investments	132	153	(13.7)
Gain (loss) on sale of other real estate owned	(25)	25	(200.0)
Income from bank-owned life insurance	207	209	(1.0)
Other	224	302	(25.8)
Total	$ 2,763	$ 2,377	16.2%

The increase in non-interest income was primarily the result of an increase in service charges resulting from the previously discussed acquisition of three branches and an increase in loans sold to Freddie Mac partially offset by a decrease in other income. The increase in sale of loans to Freddie Mac is the result of continued favorable rates offered for the purchase of fixed-rate loans. The decrease in other income is the result of a reduction of annual fees for lines of credit and loan servicing fees in the year ended June 30, 2010 period.

We carry bank-owned life insurance to recover the cost of employee benefits provided to key executives and directors and to mitigate the effect of the loss of such key executives and directors. The amount of bank-owned life insurance that we can hold, as recommended by our regulators, is limited to 25% of one's Tier 1 capital. At March 31, 2011, we complied with the recommended limit.

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Noninterest Expense. The following table summarizes the components of other expense for the nine months ended March 31, 2011 and 2010.

	Nine Months Ended March 31,		% Change
	2011	2010	
Compensation and employee benefits	$ 4,951	$ 4,323	14.5%
Premises and occupancy expense	991	822	20.6
Deposit insurance premium	607	627	(3.2)
Advertising expense	274	243	12.8
Data processing expense	839	666	26.0
Provision for loss on sale of other real estate owned	—	397	N/A
Acquisition related expenses	38	226	(83.2)
Other operating expenses	1,704	1,548	10.1
Total	$ 9,404	$ 8,852	6.2%

The increase in noninterest expenses was primarily the result of the previously discussed acquisition of three branches.

Income Taxes. Income tax expense decreased to a benefit of $612,000 for the nine months ended March 31, 2011, compared to an income tax expense of $493,000 for the same period in 2010. The decrease in expense for the nine month period in 2011 was primarily due to the receipt of a prior period state tax refund during the current period.

Comparison of Operating Results for the Years Ended June 30, 2010 and 2009

Overview.

	2010	2009	% Change 2010/2009
	(Dollars in thousands)		
Net income	$ 1,014	$ 719	41.0%
Return on average assets	0.24%	0.18%	33.3%
Return on average equity	1.83%	1.31%	39.7%
Average equity to average assets	13.06%	14.02%	(6.8)%

Net income for the year ended June 30, 2010 was $1.0 million, compared to $719,000 for the year ended June 30, 2009. The increase was primarily the result of an increase in net interest income of $501,000, or 4.2%, an increase in noninterest income of $770,000, or 27.6%, partially offset by an increase in noninterest expense of $748,000, or 6.5%, and an increase in the provision for income taxes of $166,000, or 93.7%.

Net Interest Income. The increase in net interest income was the result of an increase in the average balance of interest-earning assets, primarily the result of the previously discussed acquisition of the three branch offices in June, 2010. A decrease in the average interest rate paid on interest-bearing liabilities, from 2.36% for the prior year end to 1.76% for the year ended June 30, 2010, was offset by a decrease in the average rate earned on interest-earning assets from 5.40% for the prior year end to 4.72% for the year ended June 30, 2010. The decrease in rates was driven by decreases in market interest rates in the year ended June 30, 2010.

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Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance		Yield/ Cost
Assets:									
Interest-earning assets:									
Loans	$ 274,628	$ 16,334	5.95%	$ 282,978	$ 17,784	6.28	$ 286,520	18,663	6.51%
Investment securities	91,122	2,587	2.84	50,462	1,971	3.91	38,803	1,862	4.80
Other interest-earning assets	35,191	15	0.04	35,439	157	0.44	35,376	1,090	3.08
Total interest-earning assets	400,941	18,936	4.72	368,879	19,912	5.40	360,699	21,615	5.99
Non-interest-earning assets	24,067			23,607			20,544		
Total assets	$ 425,008			$ 392,486			$ 381,243		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW and money market deposit	$ 135,614	871	0.64	$ 136,417	1,609	1.18	$ 135,766	3,731	2.75
Passbook accounts	42,480	136	0.32	40,358	285	0.71	37,101	570	1.54
Certificates of deposit	184,680	5,314	2.88	153,208	5,872	3.83	145,486	7,015	4.82
Total interest-bearing deposits	362,774	6,321	1.74	329,983	7,766	2.35	318,353	11,316	3.55
FHLB advances	3,333	108	3.24	4,333	140	3.23	922	37	4.01
Total interest-bearing liabilities	366,107	6,429	1.76	334,316	7,906	2.36	319,275	11,353	3.56
Noninterest-bearing liabilities	3,413			3,132			3,200		
Total liabilities	369,520			337,448			322,475		
Total stockholders' equity	$ 55,488			$ 55,038			$ 58,768		
Total liabilities and stockholders' equity	$ 425,008			$ 392,486			$ 381,243		
Net interest income		$ 12,507			$ 12,006			10,262	
Interest rate spread			2.96%			3.04			2.43%
Net interest margin			3.12%			3.25			2.85%
Average interest-earning assets to average interest-bearing liabilities			109.51%			110.34			112. 97%

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Rate/Volume Analysis . The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume. Year Ended June 30, 2010 Compared to 2009 Increase (Decrease) Due to Volume Rate Net (In thousands) Interest and dividend income: Loans $ (525) $ (925) $ (1,450) Investment securities 1,588 (972) 616 Other interest-earning assets (1) (141) (142) Total interest-earning assets 1,062 (2,038) (976) Interest expense: Deposits 772 (2,216) (1,444) FHLB advances (33) (0) (33) Total interest-bearing liabilities 739 (2,216) (1,477) Net change in net interest income $ 323 $ 178 $ 501 The decrease in the interest earned on interest-earning assets was the combined effect of a decrease in market interest rates and reduced loan demand due market conditions. Interest Expense. Interest expense decreased $1.5 million for the year ended June 30, 2010 as compared to the year ended June 30, 2009, resulting from decreases in the rates paid on deposits and borrowings and a $1.0 million decrease in the average balance of Federal Home Loan Bank advances, offset by an increase in average interest-bearing deposits of $32.8 million. Rates paid on average deposits decreased 61 basis points from 2.35% to 1.74%. The rates paid on Federal Home Loan Bank advances remained the same. Contributing to higher average deposits were increases in NOW and money market deposit accounts, passbook accounts and certificates of deposit of $31.4 million, $13.0 million, and $53.1 million, primarily due to the previously discussed acquisition of three branch offices in June, 2010. Provision for Loan Losses. The provision for loan losses was $2.5 million for the year ended June 30, 2010, compared to $2.4 million for the prior year. The increase in the provision for loan losses for was primarily the result of the increase in nonperforming assets, particularly in troubled debt restructurings, due to the ongoing impact of the weak economy on the loan portfolio. Nonperforming loans increased at June 30, 2010, compared to 2009, from $6.0 million at June 30, 2009 to $10.6 million at June 30, 2010. Troubled debt restructurings increased to $10.3 million at June 30, 2010 from $5.1 million at June 30, 2009. An analysis of the changes in the allowance for loan losses is presented under” — Risk Management—Analysis and Determination of the Allowance for Loan Losses .” Noninterest Income. The following table shows the components of other income for the years ended June 30, 2010, 2009 and 2008. % % Change Change 2010 2009 2008 2010/2009 2009/2008 (Dollars in thousands) Service charges $ 1,988 $ 1,776 $ 1,374 11.9% 29.3% Gain on sale loans 278 526 25 (47.1) 2,004.0 Gain (loss) on sale of investments 311 (183) (35) 269.9 (422.9) Gain on sale of other real estate owned 34 — 275 100.0 (100.0) Income from Bank-Owned Life Insurance 282 256 208 10.2 23.1 Other 664 412 350 61.2 17.7 Total $ 3,557 $ 2,787 $ 2,197 27:6% 26:9% 70

The increase in service charges is due to an increased customer base. The growth in the customer base is attributable to additional marketing and advertising efforts as well as the acquisition of three branches from Integra Bank in June, 2010. The increase in gain on sale of investments is the result of the Bank purchasing additional securities in an effort to better diversify its investment portfolio in both type and duration of investments. The increase in other income is attributable to the settlement of a state tax refund in the year ended June 30, 2010. The decrease in sale of loans is due to rates remaining relatively flat in the year ended June 30, 2010, while they decreased significantly in the prior year causing a significant increase of refinancing into longer term fixed-rate loans that were sold to Freddie Mac.

Noninterest Expense. The following table shows the components of other expense and the percentage changes for the years ended June 30, 2010, 2009 and 2008.

	2010	2009	2008	% Change 2010/2009	% Change 2009/2008
		(Dollars in thousands)			
Compensation and employee benefits	$ 6,040	$ 5,659	$ 5,703	6.7%	(0.8)%
Premises and occupancy expense	1,101	1,074	952	2.5	12.8
Deposit insurance premium	740	457	71	61.9	543.7
Advertising expense	378	296	300	27.7	(1.3)
Data processing expense	296	241	251	22.8	(4.0)
ATM service fees	423	430	356	(1.6)	20.8
Provision for loss on sale of other real estate owned	510	770	125	(33.8)	516.0
Acquisition related expenses	439	—	—	100.0	—
Loss on other than temporary impairment on investments	—	—	101	—	(100.0)
Other operating expenses	2,271	2,523	1,991	10.0	26.7
Total	$ 12,198	$ 11,450	$ 9,850	6.5%	16.2%

The increase in noninterest expense is attributable to increases in acquisition expenses, deposit insurance premiums, and employee compensation, partially offset by a decrease in the provision for loss on the sale of real estate owned. The acquisition related expenses in the year ended June 30, 2010 relate to the expenses incurred in connection with the acquisition of three branches from Integra. The increase in deposit insurance premiums is a result of increased deposit balances during the year, along with increased assessment rates due to the impact of the current economic environment on the deposit insurance fund. The increase in employee compensation is the result of adding staff as our customer base has grown over the last year including the branch acquisition at the end of the year. The decrease in provision for loss on the sale of other real estate owned is a result of the Bank holding less real estate owned ("REO") for sale in the year ended June 30, 2010 than in the prior year. During the year ended June 30, 2010 the REO balance decreased from $1.9 million to $297,000.

Income Taxes. Income tax expense increased $166,000 to a provision of $343,000 for the year ended June 30, 2010, compared to the year ended June 30, 2009. The increase in expense was primarily due to an increase of $461,000 in income before taxes. The effective tax rate for 2010 was 25.0% compared to 19.8% in 2009. The increase in the effective rate was attributable to tax exempt municipal bond income being a smaller portion of income before taxes in the fiscal year ended June 30, 2010.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. We have also implemented a

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rolled growth strategy. This strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value. For more information regarding our credit risk management and controlled growth strategy, see “—Operating Strategy—Implementing a controlled growth strategy to prudently increase profitability and enhance stockholder value” and “—Improving our asset quality.” In June, 2010, we amended our loan policies to reduce our concentration limits for multi-family and nonresidential real estate loans to 125% and 175%, respectively, and for construction and land loans to 10%, of the sum of core capital plus our allowance for loan losses. As of March 31, 2011, these loans represented 91.67%, 130.73%, 2.22% and 7.73%, respectively, of the sum or core capital plus our allowance for loan losses. When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late charge notice is generated and sent to the borrower and phone calls are made. If payment is not then received by the 30th day of delinquency, a further notification is sent to the borrower. If no successful workout can be achieved, after a loan becomes 90 days delinquent, we may commence foreclosure or other legal proceedings. We may consider loan workout arrangements with certain borrowers under certain circumstances in the form of a troubled debt restructuring. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Management reports to the board of directors monthly regarding the amount of loans delinquent more than 30 days and all foreclosed and repossessed property that we own. Analysis of Nonperforming and Classified Assets. We consider foreclosed real estate, repossessed assets, nonaccrual loans, and troubled debt restructurings that are delinquent or have not been performing to terms for a reasonable amount of time to be nonperforming assets. Loans are generally placed on nonaccrual status when the collection of principal or interest is in doubt, or at the latest when a loan becomes 90 days delinquent. When a loan is placed on nonaccrual status, the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. All commercial loans that are placed on nonaccrual status are evaluated for impairment at the time the loans are placed on nonaccrual status. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as a nonperforming asset until it is sold. When property is acquired, it is initially recorded at the lower of its cost, or market, less estimate selling expenses. Holding costs and declines in fair value after acquisition of the property result in charges against income. Historically, we had not incurred significant losses in our lending operations. Beginning in the year ended June 30, 2008, we began to experience the adverse effects of a significant national decline in real estate values. The consequences of this decline were generally evident in all portfolio types, but were more pronounced in multi-family and nonresidential real estate loans, particularly in markets outside of Dearborn and Ripley Counties. Our approach to resolving nonperforming loans focused on foreclosure and liquidations in the year ended June 30, 2008 and the greater part of the year ended June 30, 2009. This manner of troubled asset resolution proved costly as a result of legal and other operating costs in the process. As a result, beginning in the latter part of the year ended June 30, 2009, management initiated a restructuring process with respect to nonperforming loans that provided for either restructuring the loan to the borrower in recognition of the lower available cash flows from the collateral properties or identification of stronger borrowers to refinance the loan. In evaluating whether to restructure a loan, we consider the borrower’s payment status and history, the borrower’s ability to pay upon a rate reset on an adjustable-rate mortgage, size of the payment increase upon a rate reset, period of time remaining before the rate reset, and other relevant factors in determining whether a borrower is experiencing financial difficulty. Under troubled debt restructurings, management believes they have provided the necessary valuation allowances or charge-offs to reflect the loans’ carrying amounts at fair value. The general concept underlying fair value would indicate that the collateral properties could be sold to other third parties without material loss if the restructuring efforts fail. Loan workouts and modifications are handled by the President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer, and the Senior Vice President, Lending, and are subject to approval by the Board of Directors. Delinquent or otherwise .nonperforming mortgage loan and home equity loan customers are required to provide updated financial information and the reasons for their inability to pay or comply with the contractual terms of their loans. 72

Management ascertains the value of the underlying collateral, depending on the type of property, through an independent appraisal or an in-house cash flow analysis of the property. Once the value of collateral is established, management will impair the amount of any shortfall from the collateral value to the outstanding principal loan balance. Management will then develop and pursue a workout plan. Once a workout plan is established and implemented, management will monitor monthly performance of the loan at a minimum until it is removed from nonaccrual status. On an annual basis, management will conduct property inspections and review financial information of the borrowers and any guarantors. In situations where a collateral shortfall (i.e. the value of the underlying collateral of the loan is less than the outstanding principal balance of the loan), is discovered on a previously existing loan, typically through an updated appraisal or collateral inspection, management will seek to obtain additional collateral and/or a personal guaranty at that time. If no additional collateral is available, management will work with the borrower on a suitable workout arrangement that may include a troubled debt restructuring, or foreclose on the property. To determine the best outcome for the Bank, management reviews the financial condition of the borrower, the cash flow of the property and the value of the loan’s collateral. If the Bank obtains a guaranty, the strength and value of the guaranty is measured by the Bank at the time the loan is closed and is re-evaluated at least annually. The strength of each guaranty is determined by evaluating the guarantor’s net worth, liquid net worth, debt-to-income ratio and credit score. In certain circumstances, the Bank may deem it appropriate not to enforce a guaranty, such as when it determines enforcing a guaranty could be detrimental to a larger banking relationship. Since December, 2008, the Bank has successfully collected $165,000 from five personal guarantors and has forbearance agreements to collect an additional $1.2 million. Of the forbearance agreements two, totaling $1.1 million, are in the form of liens on excess collateral on existing loans. The remaining agreements are for smaller individual balances, and the Bank is receiving regular payments on these amounts. The entire balance of each forbearance is considered impaired and payments are treated as recoveries when received. After the restructuring is completed, if the borrower continues to experience payment difficulties, or there is an additional decline in the collateral value identified in the annual property inspection or updated appraisal, management may impair the loan further, restructure the loan again, or foreclose on the collateral property. At this point, management considers all of the same factors it did when the initial restructuring occurred, and attempts to resolve the situation so as to achieve the best outcome for the Bank. Troubled debt restructurings are considered to be nonperforming, except for those that have established a sufficient performance history (generally at a minimum of six consecutive months of performance under the restructured terms) under the terms for the restructured loan. At March 31, 2011, 29 loans (with aggregate balances of $21.3 million) of which 25 loans (with aggregate balances of $18.2 million) were included in nonperforming assets. At June 30, 2010, 12 (with aggregate balances of $5.3 million) of our 17 loans (with aggregate balances of $10.3 million) troubled debt restructurings were included in nonperforming assets. At June 30, 2009, three loans (with aggregate balances of $2.5 million) of our five loans (with aggregate balances of $5.1 million) troubled debt restructurings were included in nonperforming assets. Additional information on all of our troubled debt restructurings appears in the troubled debt restructurings table below. 73

The following table provides information with respect to our nonperforming assets at the dates indicated.

	At March 31, 2011	At June 30, 2010	2009	2008	2007	2006
		(Dollars in thousands)				
Nonaccrual loans:						
One- to four-family residential real estate	$ 2,031	$ 1,533	$ 1,943	$ 853	$ 810	$ 602
Multifamily real estate	—	2,137	1,065	3,072	—	—
Nonresidential real estate and land	111	1,455	386	2,885	2,264	183
Commercial	245	—	—	—	—	—
Consumer	25	155	84	642	85	36
Total nonaccrual loans	2,412	5,280	3,478	7,452	3,159	1,148
Nonaccrual restructured loans:						
One- to four-family residential real estate	1,877	903	—	—	—	—
Multifamily real estate	12,331	3,108	1,427	—	—	—
Nonresidential real estate and land	4,006	1,283	1,069	—	—	—
Total nonaccrual restructured loans	18,214	5,294	2,496	—	—	—
Total nonperforming loans	$ 20,626	$ 10,574	$ 5,974	$ 7,452	$ 3,159	$ 821
Real estate owned	179	297	1,940	2,895	111	151
Total nonperforming assets	$ 20,805	$ 10,871	$ 7,914	$ 10,347	$ 3,270	$ 972
Accruing restructured loans	3,085	5,003	2,646	—	—	—
Accruing restructured loans and nonperforming assets	$ 23,890	$ 15,874	$ 10,560	$ 10,347	$ 3,270	$ 972
Total nonperforming loans to total loans	7.01%	3.35%	2.15%	2.57%	1.14%	0.33%
Total nonperforming loans to total assets	4.33%	2.15%	1.49%	1.95%	0.83%	0.23%
Total nonperforming assets to total assets	4.37%	2.21%	1.97%	2.70%	0.86%	0.27%

Interest income that would have been recorded for the nine months ended March 31, 2011 and 2010 and the years ended June 30, 2010, 2009 and 2008 had nonaccruing loans and accruing restructured loans been current according to their original terms was $1.1 million, $353,000, $774,000, $365,000, and $139,000, respectively. No interest related to nonaccrual loans was included in interest income for the nine months ended March 31, 2011 and 2010, and the years ended June 30, 2010, 2009 and 2008.

During the nine months ended March 31, 2011, nonperforming loans increased from $10.6 million to $20.6 million. The increase in nonperforming loans was primarily the result of the increase in troubled debt restructurings on nonaccrual status from $5.3 million at June 30, 2010 to $18.2 million at March 31, 2011. This increase relates to seven loans covering three loan relationships. The Company continued to experience performance issues in multifamily and nonresidential real estate loan portfolio secured by properties primarily outside of Dearborn and Ripley Counties, as reflected in the level of classified assets at June 30, 2010 and March 31, 2011. As a result, in the quarter ended March 31, 2011, management reviewed all classified assets and ultimately restructured $13.7 million of loans during the period. All of these restructured assets were included in nonperforming loans at March 31, 2011, and will remain in nonperforming loans until they establish a history of performance in accordance with their restructured terms for at least six consecutive months.

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A discussion of the most significant nonaccrual loans, which includes the five largest nonaccrual loans at March 31,2011, and the five largest charge-offs recognized during the quarter ended March 31, 2011 follows. These loans comprise $12.3 million, or 59.7%, of the $20.6 million in total nonaccrual loans at March 31, 2011. Management monitors the performance of these loans and reviews all options available to keep the loans current, including further restructuring of the loans. If restructuring efforts ultimately are not successful, management will initiate foreclosure proceedings.

Loan Relationship A . Three loans, all included in one loan relationship, with a carrying value of $6.4 million prior to its restructuring in the quarter ended March 31, 2011. One loan is secured by a first mortgage on an apartment complex near a college campus, another is secured by a first mortgage on two mobile home parks, and the last is secured by the first mortgage on another apartment complex. All three loans are included in the above table as “Nonaccrual restructured loans, Multi-family real estate” at March 31. 2011. but are not included in this table at any of the dates prior to March 31. 2011 as the loans were performing at those prior dates. In the “Credit Risk Profile by Internally Assigned Grade” table on page 80. these loans were classified as Multi-family residential real estate. Special Mention and Watch at March 31. 2011 and June 30. 2010. respectively. The loans comprising Loan Relationship A were originally restructured in October and November, 2010. At the time of the first restructuring in 2010, one of the loans, with a carrying value of $3.0 million, was 180 days delinquent, and the other two loans were performing.

Management performed a global analysis of the borrowers and restructured each of the three loans by reducing the original loan rates by 125 to 225 basis points to a rate that was 25 basis points below market rate. Foregone interest income amounted to $51,000 on the two performing loans that were restructured. Had the performing loans not been restructured, only $3.0 million in loans from this relationship would have been restructured, and the remaining $3.4 million would be considered performing following management’s global analysis of the overall lending relationship. The borrowers paid a loan modification fee of $3,000 for this restructuring. At the time of the restructuring, management established a specific reserve through a charge-off to the general allowance for loan losses of $ 132,000. As a result of an evaluation of the collateral, the property value was primarily based on the collateral’s cash flow and comparisons to comparable sales. This analysis supported the $3.0 million carrying value of the loan. According to our Loan Modification Policy, performing an evaluation for the other two loans was not required at the time of the restructuring as these loans were performing in accordance with their original terms and therefore perceived to have less risk than the nonperforming loan. However, in accordance with the Loan Modification Policy, a property inspection report was completed for the other two loans. One of the borrowers is a corporate entity. Each of the principals of the corporate borrower individually signed as co-borrowers. At the time of the restructuring, we analyzed the personal net worth, liquid net worth, debt to income ratios and credit scores of the co-borrowers. While the co-borrowers were not expected to cover a total loss on the loans, management believed the co-borrowers would mitigate the amount of the potential future losses. In March 2011, one of these loans was again restructured through a troubled debt restructuring as a result of the borrower experiencing cash flow problems during the quarter ended March 31, 2011. The cash flow problems experienced were the combined effect of decreased rental income and the failure to pay real estate property taxes. Based upon a cash flow analysis of the properties performed by management, $651,000 of the $6.4 million in loans was charged-off during the restructuring into the split loan structure. This split was done for one loan that had a balance of $1.6 million before the split. After the split, Note A had a balance of $994,000 and Note B had a balance of $651,000. Prior to the loan being restructured in March, 2011, the restructured loan carried a $19,000 specific reserve that was included in Note B and charged-off. The split note loans have an interest rate that is 275 points below their original restructured rate for a period of two years, and 475 points below their original rates. At the end of the two year period, balloon payments are due, unless the borrower refinances into a market rate loan at that time.

Loan Relationship B . The loans comprising Loan Relationship B were originally restructured in June, 2010, with an aggregate carrying value of $4.1 million prior to their restructuring in the quarter ended March 31, 2011. These loans are secured by a first mortgage on two separate retail strip shopping centers and a single purpose commercial use property. All three loans are included in the above table as “Nonaccrual restructured loans, nonresidential real estate” at March 31. 2011. but are not included in this, table at any of the date prior to March 31. 2011 as the loans were performing at those prior dates. In the “Credit Risk Profile by Internally Assigned Grade” table on page 80. these loans were classified as “Nonresidential real estate. Special Mention and Substandard” at March 31. 2011 and June 30, 2010. respectively. At the time of the original restructuring, management established a specific reserve through a charge-off to the general allowance for loan losses of $83,000. The property value was primarily based on the collateral’s cash flow and recent sales of comparable properties. Management believed that the lower debt service would improve the borrowers’ cash flow, and in turn, the performance of the loans. One of the borrowers is a corporate entity. The principals of the corporate borrower are also co-borrowers of the note. At the time of the restructuring, we analyzed the personal net worth, liquid net worth, debt to income ratios and credit scores of the co-borrowers. While the co-borrowers were not expected to cover a total loss on the loans, management believed the co-borrowers would mitigate the amount of potential future losses. At December 31, 2010, the loan was subject to a $64,000 specific reserve. In March, 2011, the loans comprising Loan Relationship B again were experiencing cash flow problems and were refinanced through a troubled debt restructuring, utilizing the split note strategy. The cash flow problems experienced were the combined effect of the level of the required monthly loan payments, decreases in rental revenue from the properties, and failure to pay real estate property taxes. Based upon a cash flow analysis of the properties performed by management, after the restructuring, the two loans categorized as Note A’s had a combined balance of $2.6 million and the two loans categorized as Note B’s had a balance of $1.5 million. A restructuring fee of $15,000 was charged and included in Note B at March 31, 2011. The restructured loans have an interest rate that is an additional 275 points lower than the 2010 restructured rate for a period of two years, and 500 points below their original rates. At the end of the two year period, balloon payments are due, unless the borrower refinances the loans into a market rate loan at that time.

Loan Relationship C . Two loans, included in one relationship, with an aggregate value of $2.1 million prior to being restructured in the quarter ended March 31, 2011. One loan is secured by a first mortgage on a single-family home. One loan is secured by a 24-unit apartment complex, one- to four-family residential properties and several residential building lots. Both loans are included in the above table as “Nonaccrual restructured loans, multi-family real estate” at March 31. 2011. and included in accruing, restructured loans at June 30. 2010. They were not included in the table at any dates prior to June 30. 2010 since they were performing at such prior dates. In the “Credit Risk Profile by Internally Assigned Grade” table on page 80. these loans were classified as “Multi-family real estate. Substandard” at March 31. 2011 and June 30. 2010. respectively. The loans comprising Loan Relationship C were originally restructured in August, 2009. At the time of the first restructuring, management established a specific reserve through a charge-off to the general allowance for loan losses of $29,000. In August, 2009, the loans were originally restructured by reducing the interest rates on the loans by a range of 400 to 600 basis points to a rate that was 300 basis points below market rate. These loans were performing at the time of the restructuring, but the borrowers were beginning to experience cash flow difficulties. Management believed that the lower debt service would improve the borrowers’ cash flow, and in turn, the performance of the loans. At the time the loans were first restructured, independent appraisals were performed on each piece of underlying collateral. These appraisals supported the aggregate $2.1 million carrying value of the loans. One of the borrowers is a corporate entity, with one principal who has personally signed on the loan. At the time of the restructuring, we analyzed the personal net worth, liquid net worth, debt to income ratios and credit scores of the co-borrower and determined that the co-borrower was not expected to cover a total loss, but would mitigate the amount of potential future losses. At December 31, 2010, the loan was subject to a $179,000 specific reserve. During the quarter ended March 2011, the borrower again began to experience cash flow difficulties and these loans were refinanced through a troubled debt restructuring. The cash flow problems experienced were the combined effect of the failure to pay required monthly loan payments, the failure to pay association dues, and the failure to pay real estate property taxes. Based upon a cash flow analysis of the properties performed by management, the loans were restructured during the quarter ended March 31, 2011 utilizing the split note strategy. After the restructuring, the previous balance of $2.1 million was split into two notes with Note A having a balance of $1.5 million and Note B having a balance of $626,000 inclusive of the previous specific reserve of $179,000. A restructuring fee of $14,000 was charged and included in Note B at March 31, 2011. The restructured loans have an interest rate that is an additional 275 basis points lower than the 2010 restructured rate for a period of two years, and 675 to 875 points below the original rates. At the end of the two year period, balloon payments are due, unless the borrower refinances into a market rate loan at that time.

Loan Relationship D . The loan comprising Loan Relationship D was originally restructured in December 2008. The loan is secured by a first mortgage on a 62-unit apartment complex near a college campus. The loan was made in 2008 to a seasoned property manager who made major improvements to the property. The property was purchased in December 2008 from a Bank borrower who was delinquent at the time of acquisition. At the time the loan was acquired from the delinquent borrower in 2008, it was restructured with a new borrower, in lieu of foreclosure, pursuant to which the Bank loaned the borrower funds to purchase and renovate the property. At the time of the restructuring, management established a specific reserve through a charge-off to the general allowance for loan losses of $113,000. We have no personal guarantee or co-borrower on this loan. At this time, the loan requires interest only payments through December 2011. In January, 2012, the interest rate on the loan will be at the prime interest rate as published by The Wall Street Journal, plus a spread. At the time of the acquisition, management believed that the new borrower would be able to renovate the property with a view toward improving the property’s cash flow, and in turn, the performance of the loan. Since the closing of the loan, the borrower has completed renovations to the property and the cash flow of the property has improved. At the time the loan was made, an independent appraisal was performed on the collateral underlying the loan. This appraisal supported the $1.6 million carrying value of the loan. In the quarter ended March 31, 2011, after the renovations were completed, management obtained an updated appraisal that supported a carrying value of $1.4 million. At March 31, 2011, the carrying value of this loan was $1.4 million, and the loan was performing in accordance with its restructured terms at that date.

Loan Relationship E . Two loans with an aggregate carrying value of $569,000 at March 31, 2011, secured by nonresidential real estate. These loans (which consisted of one note prior to the use of the split note structure’) are included in the above table as “Nonaccrual restructured loans, nonresidential real estate” at March 31. 2011. June 30. 2010. and June 30, 2009. In the “Credit Risk Profile by Internally Assigned Grade” table on page 80. these loans were classified as “Nonresidential real estate” Substandard” at both March 31. 2011 and June 30. 2010. The loan was originally restructured in April, 2010. At the time of the restructuring we established a specific valuation allowance of $260,000 through a charge-off to the general allowance for loan losses, based upon an appraisal obtained in March 2010. The originally restructured loan had payments deferred for one year, while accruing interest at market rates. This loan was scheduled to undergo an interest rate and payment reset in February, 2011, pursuant to the terms of the note. We have no personal guarantee or co-borrower on this loan. At the time of the loan adjustment period, it became apparent the borrower was going to struggle to make the required monthly payments beginning in February, 2011. As a result, management completed a detailed analysis of this loan and determined to again restructure the loan utilizing the Note A / Note B format in March, 2011. The terms of Note A were calculated using current financial information to determine the amount of the payment at which the borrower would have a debt service coverage ratio of approximately 1.5 times, which is more stringent than our normal underwriting standards. A restructuring fee of $9,000 was charged and included in Note B at March 31, 2011. After the restructuring in March, 2011, Note A was $569,000 and Note B of $508,000 was charged-off in the quarter ended March 31, 2011 inclusive of the previous specific reserve of $260,000. At the end of the two year period, balloon payments are due, unless the borrower refinances into a market rate loan at that time.

Loan Relationship F . Two loans with an aggregate carrying value of $475,000 at March 31, 2011. These loans, originally one loan, are secured by multifamily residential real estate. These loans are included in the above table as “Nonaccrual restructured loans. Multi-family real estate” at March 31. 2011. and for the two loans in this relationship at June 30. 2010. one loan, totaling $217,000 was included in “Nonaccrual restructured loans, multi-family real estate.” and $631.000 was included in “Nonaccrual loans. Multi-family real estate.” In the “Credit Risk Profile by Internally Assigned Grade” table on page 80. these loans were classified as “Multi-family real estate. Substandard” at both March 31. 2011 and June 30. 2010.. The original loan was originally restructured

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in a Note A / Note B format in June, 2010 based on an 80% LTV derived from an April, 2010 appraisal. At December 31, 2010, the loans have a specific reserve of $217,000 (this reserve is for the entire amount of original Note B). The amount of reserve for loss on this loan remained unchanged up to the time of the second restructuring, as noted below, because management determined the value of the underlying collateral was not impaired based upon regular property inspections as evidenced by the most recent appraisal in February, 2011, when management noted a $17,000 decrease in the value of the collateral. At December 31, 2010, the loan was 160 days delinquent. The delinquency was a result of personal problems between the borrowers affecting their ability to manage the multi-family residential real estate. In the latter part of 2010 and into 2011, one of the borrowers effectively took control of the multi-family residential real estate and has brought the business current with respect to property taxes, refunds to former tenants, and made required monthly loan payments in January and February, 2011. Other than the January and February loan payments, the borrowers have been unable to bring the loan current under their current cash flow. Based upon these recent developments, management completed a detailed analysis of the total lending relationship with the borrowers. As a result of this analysis, these loans were again restructured, utilizing the Note A / Note B format in March, 2011. The terms of the Note A were calculated using current financial information to determine the amount of the payment at which the borrowers would have a debt service coverage ratio of approximately 1.5 times, which is more stringent than our current underwriting standards. A restructuring fee of $7,000 was charged and included in Note B at March 31, 2011. There are no personal guarantees on these loans. One of the borrowers is a corporate entity, with two principals, who are also individually signed on the loan. After the restructuring in March, 2011, Note A was $475,000 and Note B in the amount of $405,000 was charged-off in the quarter ended March 31, 2011, including $188,000 that was charged-off against the general allowance for loan losses. At the end of the two year period, balloon payments are due, unless the borrower refinances into a market rate loan at that time.

The following table summarizes all split loans at March 31, 2011:

(Dollars in thousands)	Loan Balances			Number of loans	
	Note A	Note B	Total	Note A	Note B
Nonresidential real estate	$ 4,006	$ 2,382	$ 6,388	4	4
Multi-family residential real estate	3,457	2,008	5,465	4	4
One- to four-family residential real estate	137	60	197	1	1
Total (1)	$ 7,600	$ 4,450	$ 12,050	9	9

(1) Included in this total are $5.2 million in Note As and $2.8 million in Note Bs that are included in the discussion of Loan Relationships A, B and C. There was one loan utilizing the Note A/Note B strategy at June 30, 2010. Note A totaling $631,000, and Note B totaling $217,000 were included in "Nonaccrual restructured loans, Multi-family residential real estate" at June 30, 2010. At June 30, 2010 a specific allowance (as part of the allowance for loan losses) had been established for the entire amount of Note B. At both March 31, 2011 and June 30, 2010 the loan was classified as "Substandard."

As evidenced by our loans receivable greater than 30 days past due in the multi-family residential real estate and nonresidential real estate portfolios only amounting to $1.2 million, management does not believe there are any other large concentrations of credit risk that are not performing under the original terms or modified terms, as applicable. Management has no knowledge of any additional loans that will require restructuring.

The following table provides information with respect to all of our loans that are classified as troubled debt restructurings. Troubled debt restructurings are considered to be impaired, except for those that have established a sufficient performance history under the terms for the restructured loan. For additional information regarding troubled debt restructurings on nonaccrual status, see the table of nonperforming assets above.

	At March 31, 2011				
	Loan Status		Total unpaid principal balance		
(In thousands)	Accrual	Nonaccrual		Related allowance	Recorded investment
One- to four-family residential real estate	$ 486	$ 1,877	$ 2,363	$ —	$ 2,363
Multi-family residential real estate	—	12,331	12,331	801	11,530
Nonresidential real estate	2,599	4,006	6,605	—	6,605
Total	$ 3,085	$ 18,214	$ 21,299	$ 801	$ 20,498
Number of loans	4	25			

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	At June 30, 2010				
	Loan Status		Total Unpaid Principal Balance	Related Allowance	Recorded Investment
	Accrual	Nonaccrual			
			(In thousands)		
One- to four-family residential real estate - owner occupied	$ 422	$ 903	$ 1,325	$ 159	$ 1,166
Multi-family residential real estate - nonowner occupied	1,981	3,108	5,089	1,012	4,077
Nonresidential real estate - commercial and office buildings	2,600	1,283	3,883	676	3,207
	$ 5,003	$ 5,294	$ 10,297	$ 1,847	$ 8,450
Number of loans	5	12			

	At June 30, 2009				
	Loan Status		Total Unpaid Principal Balance	Related Allowance	Recorded Investment
	Accrual	Nonaccrual			
			(In thousands)		
One- to four-family residential real estate - owner occupied	$ 350	$ —	$ 350	$ 24	$ 326
Multi-family residential real estate - nonowner occupied	1,296	1,427	2,723	230	2,493
Nonresidential real estate - commercial and office buildings	1,000	1,069	2,069	334	1,735
	$ 2,646	$ 2,496	$ 5,142	$ 588	$ 4,554
Number of loans	3	2			

Loans that were included in troubled debt restructuring at June 30, 2010 were generally given concessions of interest rate reductions of between 25 and 300 basis points, and/or structured as interest only payment loans for periods of one to three years. Many of these loans also have balloon payments due at the end of their lowered rate period, requiring the borrower to refinance at market rates at that time. At March 31, 2011, there were 21 loans with required payments of principal and interest, and eight loans with required interest only payments. At June 30, 2010, there were seven loans with required principal and interest payments, eight loans with required interest only payments, and two loans with no payments due until 2011. At June 30, 2009, there were three loans with required interest only payments, and two loans with no payments due until 2011. Although the economic trends during the nine months ended March 31, 2011 have been generally stable in our primary market area, i.e., Dearborn and Ripley Counties in Indiana, the overall increases in troubled debt restructurings from June 30, 2010 to March 31, 2011, and from June 30, 2009 to June 30, 2010, related to continued weakness in the local economy resulting from the economic down turn that started in 2008, particularly in outside of Dearborn and Ripley Counties in Indiana.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the OTS has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention, we account for those classifications when establishing a general allowance for loan losses. If we classify an asset as substandard, doubtful or loss, we establish a specific allowance for the asset at that time.

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The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At March 31, 2011	At June 30, 2010	At June 30, 2009
	(In thousands)		
Special mention assets	$ 12,240	$ 20,061	$ 16,942
Substandard assets	25,889	17,356	12,624
Total classified assets	$ 38,129	$ 37,417	$ 29,566

At March 31, 2011:

Credit Risk Profile by Internally Assigned Grade

(In thousands)	One- to Four-Family Owner-Occupied Mortgage	Consumer	One- to Four-family Non-owner Occupied Mortgage	Multi-family Non-owner Occupied Mortgage	Non-Residential Real estate	Construction	Land	Commercial and Agricultural	Total
Grade:									
Pass	$ 106,872	$ 35,587	$ 9,019	$ 16,735	$ 38,145	$ 1,122	$ 2,577	$ 3,790	$ 213,847
Watch	6,869	143	3,067	15,839	13,091	—	1,300	1,771	42,080
Special mention	670	162	1,035	1,586	8,266	—	39	482	12,240
Substandard	4,585	860	1,234	12,263	6,702	—	—	245	25,889
Total:	$ 118,996	$ 36,752	$ 14,355	$ 46,423	$ 66,204	$ 1,122	$ 3,916	$ 6,288	$ 294,056

At June 30, 2010

Credit Risk Profile by Internally Assigned Grade

(In thousands)	One- to Four-Family Owner Occupied Mortgage	Consumer	One- to Four-Family Mortgage Nonowner Occupied	Multi-Family Mortgage Nonowner Occupied	Non-residential real estate	Construction	Land	Commercial	Total
Grade:									
Pass	$ 115,917	$ 37,450	$ 9,037	$ 18,940	$ 45,712	$ 1,566	$ 3,836	$ 3,046	$ 235,504
Watch	3,816	460	3,481	14,031	16,583	—	684	3,278	42,333
Special mention	766	313	704	6,575	9,802	—	881	1,020	20,061
Substandard (1)	2,936	902	816	7,231	5,471	—	—	—	17,356
Total:	$ 123,435	$ 39,125	$ 14,038	$ 46,777	$ 77,568	$ 1,566	$ 5,401	$ 7,344	$ 315,254

(1) Includes $10.3 million in troubled debt restructurings.

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